Exhibit 99.1

Unaudited

Condensed consolidated income statement
EUR millions	Notes	First half 2019	First half 2018

Premium income	4	9,276	9,929
Investment income	5	4,083	3,510
Fee and commission income		1,213	1,312
Other revenues		3	2
Total revenues		14,575	14,752
Income from reinsurance ceded		1,815	1,700
Results from financial transactions	6	23,837	941
Other income		78	-
Total income		40,305	17,393

Benefits and expenses	7	39,671	16,484
Impairment charges / (reversals)	8	153	19
Interest charges and related fees		243	231
Other charges		(4)	103
Total charges		40,063	16,837

Share in profit / (loss) of joint ventures		106	99
Share in profit / (loss) of associates		4	2
Income / (loss) before tax		351	658
Income tax (expense) / benefit		(50)	(172)
Net income / (loss)		302	486

Net income / (loss) attributable to:
Owners of Aegon N.V.		301	486
Non-controlling interests		-	-

Earnings per share (EUR per share)	12
Basic earnings per common share		0.12	0.21
Basic earnings per common share B		-	0.01
Diluted earnings per common share		0.12	0.21
Diluted earnings per common share B		-	0.01

Unaudited	Page 1

Condensed consolidated statement of comprehensive income
EUR millions	First half 2019	First half 2018 [1]

Net income / (loss)	302	486

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(6)	(10)
Remeasurements of defined benefit plans	(418)	205
Income tax relating to items that will not be reclassified	82	(40)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	2,591	(1,054)
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	(256)	42
Changes in cash flow hedging reserve	77	(159)
Movement in foreign currency translation and net foreign investment hedging reserve	39	368
Equity movements of joint ventures	7	6
Equity movements of associates	4	(5)
Disposal of group assets	(1)	36
Income tax relating to items that may be reclassified	(518)	225
Other	9	(4)
Total other comprehensive income / (loss) for the period	1,609	(390)
Total comprehensive income / (loss)	1,911	96

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	1,910	96
Non-controlling interests	-	(1)

1 Amounts have been restated to reflect the voluntary change in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.2 Voluntary changes in accounting policies for details about this change.

Unaudited	Page 2

Condensed consolidated statement of financial position
		Jun. 30, 2019	Dec. 31, 2018 [1]
EUR millions	Notes

Assets
Cash and cash equivalents		11,990	8,744
Investments	9	143,512	138,625
Investments for account of policyholders	10	213,137	194,353
Derivatives		11,730	7,615
Investments in joint ventures		1,869	1,745
Investments in associates		351	327
Reinsurance assets		20,610	20,507
Deferred expenses		10,395	10,910
Other assets and receivables		8,444	8,079
Intangible assets		1,638	1,727
Total assets		423,676	392,632

Equity and liabilities
Shareholders’ equity		20,846	19,200
Other equity instruments		3,384	3,320
Issued capital and reserves attributable to owners of Aegon N.V.		24,230	22,520
Non-controlling interests		22	22
Group equity		24,252	22,542

Subordinated borrowings		1,392	1,389
Trust pass-through securities		136	133
Insurance contracts	13	121,274	115,328
Insurance contracts for account of policyholders	14	128,435	117,113
Investment contracts		18,092	18,048
Investment contracts for account of policyholders	15	87,769	80,097
Derivatives		10,171	7,230
Borrowings	16	9,500	12,061
Other liabilities		22,654	18,692
Total liabilities		399,424	370,091
Total equity and liabilities		423,676	392,632

1 Amounts have been restated to reflect the voluntary change in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019. Refer to note 2.2 Voluntary changes in accounting policies for details about this change.

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Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2019

At beginning of year	7,808	9,657	3,461	(1,850)	149	3,320	22,545	22	22,567

Changes in accounting policies relating to new effective standards	-	(44)	-	-	-	-	(44)	-	(44)
Voluntary change in accounting policy [3]	-	-	(26)	-	-	-	(26)	-	(26)
Adjusted balance at beginning of year	7,808	9,613	3,436	(1,850)	149	3,320	22,476	22	22,498
Net income / (loss) recognized in the income statement	-	301	-	-	-	-	301	-	302

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	14	(20)	-	-	-	(6)	-	(6)
Remeasurements of defined benefit plans	-	-	-	(418)	-	-	(418)	-	(418)
Income tax relating to items that will not be reclassified	-	-	1	80	-	-	82	-	82

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	2,591	-	-	-	2,591	-	2,591
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(256)	-	-	-	(256)	-	(256)
Changes in cash flow hedging reserve	-	-	77	-	-	-	77	-	77
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(10)	(2)	51	-	39	-	39
Equity movements of joint ventures	-	-	-	-	7	-	7	-	7
Equity movements of associates	-	-	-	-	4	-	4	-	4
Disposal of group assets	-	-	-	-	(1)	-	(1)	-	(1)
Income tax relating to items that may be reclassified	-	-	(513)	-	(5)	-	(518)	-	(518)
Other	-	9	-	-	-	-	9	-	9
Total other comprehensive income	-	24	1,869	(341)	57	-	1,609	-	1,609

Total comprehensive income / (loss) for 2019	-	325	1,869	(341)	57	-	1,910	-	1,911

Issuance and purchase of (treasury) shares	-	155	-	-	-	-	155	-	155
Dividends paid on common shares	(139)	(170)	-	-	-	-	(309)	-	(309)
Issuance other equity instruments		(4)	-	-	-	500	496	-	496
Redemption other equity instruments	-	(16)	-	-	-	(424)	(440)	-	(440)
Coupons on perpetual securities	-	(48)	-	-	-	-	(48)	-	(48)
Incentive plans	-	2	-	-	-	(13)	(11)	-	(11)
At end of period	7,669	9,857	5,305	(2,191)	206	3,384	24,230	22	24,252

Six months ended June 30, 2018

At beginning of year (as previously stated)	8,053	9,374	4,920	(1,669)	(390)	3,794	24,082	20	24,102

Voluntary change in accounting policy [3]	-	-	(23)	-	-	-	(23)	-	(23)

Adjusted balance at beginning of year	8,053	9,374	4,898	(1,669)	(390)	3,794	24,059	20	24,079
Net income / (loss) recognized in the income statement	-	486	-	-	-	-	486	-	486

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(10)	-	-	-	(10)	-	(10)
Remeasurements of defined benefit plans	-	-	-	205	-	-	205	-	205
Income tax relating to items that will not be reclassified	-	-	2	(42)	-	-	(40)	-	(40)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,054)	-	-	-	(1,054)	-	(1,054)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	42	-	-	-	42	-	42
Changes in cash flow hedging reserve	-	-	(159)	-	-	-	(159)	-	(159)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	53	(17)	332	-	368	-	368
Equity movements of joint ventures	-	-	-	-	6	-	6	-	6
Equity movements of associates	-	-	-	-	(5)	-	(5)	-	(5)
Disposal of group assets	-	-	-	-	36	-	36	-	36
Income tax relating to items that may be reclassified	-	-	245	-	(20)	-	225	-	225
Other	-	(3)	-	-	-	-	(3)	(1)	(4)
Total other comprehensive income	-	(3)	(881)	146	349	-	(390)	(1)	(390)

Total comprehensive income / (loss) for 2018	-	482	(881)	146	349	-	96	(1)	96

Issuance and purchase of (treasury) shares	-	137	-	-	-	-	137	-	137
Other equity instruments redeemed	-	2	-	-	-	(471)	(468)	-	(468)
Dividends paid on common shares	(119)	(167)	-	-	-	-	(286)	-	(286)
Coupons on non-cumulative subordinated notes	-	(11)	-	-	-	-	(11)	-	(11)
Coupons on perpetual securities	-	(46)	-	-	-	-	(46)	-	(46)
Incentive plans	-	-	-	-	-	(13)	(12)	-	(12)
At end of period	7,934	9,772	4,017	(1,523)	(42)	3,310	23,469	19	23,489

1 For a breakdown of share capital please refer to note 12.

2 Issued capital and reserves attributable to owners of Aegon N.V.

3 Amounts have been restated to reflect the voluntary change in accounting policies related to liability adequacy testing that was adopted by Aegon effective January 1, 2019.

Refer to note 2.2 Voluntary changes in accounting policies for details about this change.

Unaudited	Page 4

Condensed consolidated cash flow statement
EUR millions	First half 2019	First half 2018

Income / (loss) before tax	351	658

Results from financial transactions	(24,110)	(1,210)
Amortization and depreciation	491	580
Impairment losses	143	14
Income from joint ventures	(106)	(99)
Income from associates	(4)	(2)
Release of cash flow hedging reserve	(53)	(33)
Other	(13)	40
Adjustments of non-cash items	(23,652)	(710)

Insurance and investment liabilities	3,324	1,045
Insurance and investment liabilities for account of policyholders	18,656	(3,509)
Accrued expenses and other liabilities	103	(2,535)
Accrued income and prepayments	(394)	1,119
Changes in accruals	21,688	(3,880)

Purchase of investments (other than money market investments)	(18,686)	(16,518)
Purchase of derivatives	(467)	(1,046)
Disposal of investments (other than money market investments)	20,418	15,105
Disposal of derivatives	1,107	(462)
Net purchase of investments for account of policyholders	3,386	4,890
Net change in cash collateral	2,523	435
Net purchase of money market investments	(656)	513
Cash flow movements on operating items not reflected in income	7,625	2,916

Tax paid	(47)	45
Other	(4)	(2)
Net cash flows from operating activities	5,962	(973)

Purchase of individual intangible assets (other than VOBA and future servicing rights)	(16)	(17)
Purchase of equipment and real estate for own use	(45)	(18)
Acquisition of subsidiaries, net of cash	(1)	(1)
Acquisition joint ventures and associates	(51)	(104)
Disposal of equipment	39	4
Disposal of subsidiaries, net of cash	137	13
Disposal joint ventures and associates	1	5
Dividend received from joint ventures and associates	24	30
Net cash flows from investing activities	87	(89)

Issuance of perpetuals	496	-
Proceeds from TRUPS [1], subordinated loans and borrowings	3,751	1,282
Repayment of perpetuals	(440)	-
Repayment of TRUPS [1], subordinated loans and borrowings	(6,357)	(1,175)
Repayment of non-cumulative subordinated note	-	(271)
Dividends paid	(170)	(167)
Coupons on perpetual securities	(64)	(62)
Coupons on non-cumulative subordinated notes	-	(14)
Payment of principal portion of lease liability	(26)	-
Net cash flows from financing activities	(2,808)	(407)

Net increase / (decrease) in cash and cash equivalents [2]	3,241	(1,469)

Net cash and cash equivalents at the beginning of the reporting period	8,744	11,026
Effects of changes in exchange rate	(1)	28
Net cash and cash equivalents at the end of the reporting period	11,984	9,585

Cash and cash equivalents	11,990	9,585
Bank overdrafts classified as other liabilities	(6)	-
Net cash and cash equivalents	11,984	9,585

1 Trust pass-through securities.

2 Included in net increase / (decrease) in cash and cash equivalents are: interest received (2019: EUR 2,983, 2018: EUR 2,740 million), dividends received (2019: EUR 1,067 million, 2018: EUR 664 million), interest paid (2019: EUR 137 million, 2018: EUR 71 million) of which payment of the interest portion of the lease liability (2019: EUR 5 million).

Unaudited	Page 5

Notes to the condensed consolidated interim financial statements of Aegon N.V. (unaudited)

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for The Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and - to a limited extent - banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs almost 26,000 people worldwide.

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that has been established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six months period ended, June 30, 2019 (first half 2019), have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (hereafter “IFRS”). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2018 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report on Form 20-F for 2018. Aegon’s Integrated Annual Report on Form 20-F for 2018 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2019, were approved by the Executive Board on August 14, 2019.

The published figures in these condensed consolidated interim financial statements are unaudited.

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Other than for SEC reporting purposes, Aegon prepares its condensed consolidated interim financial statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared with those indicated in this condensed consolidated interim financial statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ equity		Net income
	per June 30		First half	First half
Amounts in EUR millions	2019	2018	2019	2018
In accordance with IFRS	20,846	20,159	302	486
Adjustment of EU ‘IAS 39’ carve out	799	376	400	8
Tax effect of the adjustment	(164)	(86)	(83)	(3)
Effect of the adjustment after tax	635	290	317	5
In accordance with IFRS-EU	21,481	20,449	618	491

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2018 consolidated financial statements, except for new IFRS accounting standards and a voluntary accounting policy change that became effective per January 1, 2019:

2.1 New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2019:

•	IFRS 16 Leases;
•	IFRIC 23 Uncertainty over Income Tax Treatments;
•	Annual Improvements to IFRS Standards 2015-2017 Cycle; and
•	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement.

Except for IFRS 16 Leases, none of these revised standards are significantly impacting the financial position or the condensed consolidated interim financial statements.

For a complete overview of IFRS standards, published before January 1, 2019, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2018.

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IFRS 16 Leases

IFRS 16 Leases was issued by the IASB in January 2016 and replaced IAS 17 Leases and IFRIC 4 on January 2019. The most significant change of IFRS 16 is related to leases that were identified as operational leases held by a lessee under IAS 17. Under IAS 17 these leases were reported as (off- balance) Operating lease obligations, and after January 1, 2019 reported as (on-balance) lease liabilities with the accompanying lease assets.

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

Policy applicable from January 1, 2019

As a lessee

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of real estate and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses (using the same rate to measure the lease liability), if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘Other assets and receivables’ and lease liabilities in ‘Other liabilities’ in the statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, including small office equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a lessor

From a lessor perspective, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, only with additional disclosure requirements. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

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Transitional disclosures

The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at January 1, 2019.

As a lessee

The Group has adopted a number of key options and practical expedients allowed under IFRS 16 as disclosed in the 2018 consolidated financial statements.

As a lessor

The Group is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor, except for a sub-lease. The Group accounted for its leases in accordance with IFRS 16 from the date of initial application.

Impacts on financial statements

At transition, the Group recognized EUR 235 million of right-of-use assets and lease liabilities of EUR 285 million, recognising the adverse impact of EUR 41 million in shareholders’ equity, in retained earnings. The right-of-use assets mainly consist of approximately EUR 212 million real estate and of approximately EUR 23 million equipment. The largest right-of-use assets are office buildings located in the United Kingdom and US for an amount of EUR 116 million and EUR 50 million respectively. The Group does not expect material movements in net income going forward.

When measuring lease liabilities, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 3.46%.

The reconciliation between operating lease commitments at December 31, 2018 and lease liabilities at January 1, 2019 is as follows:

EUR millions	January 1, 2019

Operating lease commitments at December 31, 2018 as per the consolidated annual financial statements	386
Discounted using the incremental borrowing rate at January 1, 2019	302
Recognition exemption for:
Short term leases	(7)
Extension and termination options reasonably certain to be exercised	(4)
Exclusion of non-lease components	(6)
Lease liabilities recognized at January 1, 2019	285

2.2 Voluntary change in accounting policy

Effective January 1, 2019 Aegon adopted a voluntary accounting policy change related to the liability adequacy test (LAT) of Aegon the Netherlands, which is applied retrospectively for all periods presented.

The recognition of a LAT deficit (refer to note 13) in Aegon the Netherlands triggered a review and change of its existing accounting policy related to the LAT. The change relates to the period considered for the unrealized gains on financial assets that are accounted for at amortized cost which are taken into account in the LAT, specifically where they relate to intercompany transactions between insurance and non-insurance entities.

The change does not impact other reporting units within Aegon as this change is specific to Aegon the Netherlands.

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The impact of the change in accounting policy on the current period, first half of 2019, is a decrease in net income of EUR 32 million, a decrease in shareholders’ equity of EUR 7 million, an increase in insurance contracts of EUR 9 million and a decrease in other liabilities of EUR 2 million.

Impact of the adjustment on previous periods is provided in the following tables, including references to the notes that are impacted by the change in accounting policy.

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
	First half 2018 (as previously reported)	Change in accounting policy related to liability adequacy testing	First half 2018 (restated)
EUR millions

Net income / (loss)	486	-	486

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(1,057)	3	(1,054)
Income tax relating to items that may be reclassified	225	(1)	225
Net effect comprehensive income	93	2	96

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	94	2	96
Non-controlling interests	(1)	-	(1)

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
	FY 2018 (as previously reported) [1]	Change in accounting policy related to liability adequacy testing	FY 2018 (restated)
EUR millions

Net income / (loss)	711	-	711

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(2,138)	(4)	(2,142)
Income tax relating to items that may be reclassified	493	1	494
Net effect comprehensive income	(393)	(3)	(396)

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	(395)	(3)	(398)
Non-controlling interests	2	-	2

1 As reported in Aegon’s Annual Report on Form 20-F dated March 21, 2019.

Impact of voluntary changes in accounting policies on the condensed consolidated statement of financial position
	Notes	Dec. 31, 2018 (as previously reported) [1]	Change in accounting policy related to liability adequacy testing	Dec. 31, 2018 (restated)
EUR millions

Equity and liabilities		19,225	(26)	19,200
Shareholders’ equity
Insurance contracts	13	115,294	34	115,328
Other liabilities		18,701	(9)	18,693

1 As reported in Aegon’s Annual Report on Form 20-F dated March 21, 2019.

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Impact of voluntary changes in accounting policies on condensed consolidated statement of changes in equity
EUR millions	Notes	Dec. 31, 2018 (as previously reported) [1]	Change in accounting policy related to liability adequacy testing	Dec. 31, 2018 (restated)

Share capital		7,808	-	7,808
Retained earnings		9,657	-	9,657
Revaluation reserves		3,461	(26)	3,436
Remeasurement of defined benefit plans		(1,850)	-	(1,850)
Other reserves		149	-	149
Shareholders’ equity		19,225	(26)	19,200

1 As reported in Aegon’s Annual Report on Form 20-F dated March 21, 2019.

2.3 Other

Taxes

Taxes on income for the six-month period ended June 30, 2019, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2018.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
June 30, 2019	1	EUR	1.1388	0.8948
December 31, 2018	1	EUR	1.1432	0.8976

Weighted average exchange rates

			USD	GBP
Six months ended June 30, 2019	1	EUR	1.1299	0.8730
Six months ended June 30, 2018	1	EUR	1.2113	0.8794

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3. Segment information

3.1. Performance measure

Aegon has changed the grouping of the operating segments included in the performance measure. Previously, the operating segments ‘Spain & Portugal’ and ‘Central & Eastern Europe’ were disclosed separately in the segment information whilst as of 2019 these are being disclosed combined under the operating segment ‘Southern & Eastern Europe’. As a result the tables presented in section 3.2 and 3.3 have been updated to reflect this change.

3.2. Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2019

Underlying earnings before tax geographically	576	328	70	42	32	60	(97)	-	1,010	26	1,037
Fair value items	157	(859)	(76)	-	(5)	-	(10)	-	(795)	(42)	(836)
Realized gains / (losses) on investments	24	230	1	21	(2)	-	1	-	275	(1)	274
Impairment charges	(30)	(13)	-	-	-	-	(10)	-	(54)	-	(53)
Impairment reversals	11	4	-	-	-	-	-	-	15	-	15
Other income / (charges)	(63)	4	(16)	41	(16)	(1)	(41)	-	(93)	-	(93)
Run-off businesses	8	-	-	-	-	-	-	-	8	-	8
Income / (loss) before tax	685	(307)	(22)	103	8	59	(159)	-	367	(16)	351
Income tax (expense) / benefit	(101)	57	(23)	(10)	(1)	(16)	28	-	(65)	16	(50)
Net income / (loss)	584	(250)	(44)	92	7	43	(130)	-	302	-	302
Inter-segment underlying earnings	(33)	(56)	(42)	(8)	(2)	96	46

Revenues
Life insurance gross premiums	3,619	852	3,291	277	417	-	6	(4)	8,458	(374)	8,084
Accident and health insurance	702	164	14	97	51	-	-	-	1,028	(32)	996
Property & casualty insurance	-	66	-	193	-	-	1	(1)	259	(63)	196
Total gross premiums	4,320	1,081	3,305	568	468	-	6	(5)	9,745	(469)	9,276
Investment income	1,577	1,122	1,230	39	149	2	139	(144)	4,114	(31)	4,083
Fee and commission income	848	114	95	25	29	297	-	(94)	1,315	(102)	1,213
Other revenues	3	-	-	-	1	-	3	-	7	(4)	3
Total revenues	6,749	2,318	4,631	632	646	300	148	(243)	15,180	(606)	14, 575
Inter-segment revenues	-	4	-	-	-	94	144

EUR millions	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2018

Underlying earnings before tax geographically	602	318	69	49	31	83	(88)	-	1,064	26	1,090
Fair value items	(75)	73	(4)	-	(2)	-	(3)	-	(11)	(51)	(62)
Realized gains / (losses) on investments	(124)	39	21	1	(9)	2	3	-	(67)	(2)	(69)
Impairment charges	(17)	(4)	-	(1)	-	-	(5)	-	(26)	-	(26)
Impairment reversals	21	4	-	1	-	-	-	-	26	-	26
Other income / (charges)	(87)	27	(182)	(25)	(5)	(1)	(21)	-	(294)	1	(294)
Run-off businesses	(7)	-	-	-	-	-	-	-	(7)	-	(7)
Income / (loss) before tax	313	458	(97)	26	15	83	(113)	-	685	(27)	658
Income tax (expense) / benefit	(74)	(95)	-	(9)	(14)	(27)	21	-	(199)	27	(172)
Net income / (loss)	239	363	(97)	17	1	55	(92)	-	486	-	486
Inter-segment underlying earnings	(28)	(52)	(44)	(9)	(2)	98	37

Revenues
Life insurance gross premiums	3,392	902	3,900	321	440	-	4	(3)	8,956	(313)	8,644
Accident and health insurance	810	152	15	95	50	-	-	-	1,123	(24)	1,099
Property & casualty insurance	-	70	-	173	-	-	1	(1)	243	(56)	187
Total gross premiums	4,202	1,125	3,915	589	490	-	5	(4)	10,322	(393)	9,929
Investment income	1,494	1,109	765	42	128	3	135	(136)	3,539	(29)	3,510
Fee and commission income	951	98	105	31	30	326	-	(102)	1,440	(128)	1,312
Other revenues	2	-	-	-	1	1	2	-	5	(4)	2
Total revenues	6,650	2,332	4,785	662	649	330	142	(242)	15,307	(554)	14,752
Inter-segment revenues	-	1	-	-	-	102	139

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

A pre-tax charge of EUR 64 million (1H 2018: EUR 7 million pre-tax charge) has been recorded in other income/(charges) in respect of assumption changes and model updates. The impact is mainly attributable to Aegon’s business in the Americas. Assumption changes and model updates in the Americas led to a net negative impact of EUR 71 million mainly driven by updates to Universal Life products for surrender, lapse

Unaudited	Page 12

and mortality to reflect actual experience, partially offset by gains driven by updates to the annuitization of Variable Deferred Annuities Guaranteed Minimum Income Benefit and to the returns on Equity-Index Universal Life.

3.3. Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

June 30, 2019	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total
Investments
Shares	481	1,560	76	88	9	4	133	-	2,351
Debt securities	53,251	22,586	1,015	1,420	6,220	94	2	-	84,589
Loans	10,327	32,870	-	147	41	-	13	-	43,398
Other financial assets	9,214	67	893	3	107	115	21	-	10,421
Investments in real estate	498	2,237	-	19	-	-	-	-	2,754
Investments general account	73,772	59,319	1,984	1,677	6,378	213	168	-	143,512
Shares	-	8,262	15,007	358	-	-	-	(5)	23,622
Debt securities	1,371	11,992	7,639	182	-	-	-	-	21,183
Unconsolidated investment funds	102,026	806	55,141	617	85	-	-	-	158,675
Other financial assets	3	4,398	4,651	3	-	-	-	-	9,054
Investments in real estate	-	-	603	-	-	-	-	-	603
Investments for account of policyholders	103,400	25,458	83,041	1,159	85	-	-	(5)	213,137

Investments on balance sheet	177,172	84,777	85,025	2,836	6,463	213	168	(5)	356,649
Off balance sheet investments third parties	227,419	4,247	116,452	5,438	1,105	160,521	-	(982)	514,200
Total revenue generating investments	404,591	89,025	201,477	8,274	7,567	160,733	168	(987)	870,849
Investments
Available-for-sale	59,849	20,518	1,513	1,491	6,318	102	30	-	89,821
Loans	10,327	32,870	-	147	41	-	13	-	43,398
Financial assets at fair value through profit or loss	106,498	29,153	82,909	1,179	103	110	126	(5)	220,074
Investments in real estate	498	2,237	603	19	-	-	-	-	3,356
Total investments on balance sheet	177,172	84,777	85,025	2,836	6,463	213	168	(5)	356,649
Investments in joint ventures	-	1,049	-	494	185	141	-	-	1,869
Investments in associates	75	82	8	5	31	134	16	-	351
Other assets	36,710	21,161	3,803	516	2,487	302	33,057	(33,229)	64,807
Consolidated total assets	213,958	107,069	88,835	3,852	9,166	789	33,241	(33,234)	423,676

Due to the announced divestment of Aegon’s 50% stake in the joint venture with Sony Life, Revenue Generating Investments of Japan are no longer included in 1H2019. Off-balance investments for Japan amount to EUR 2.1 billlion per June 30, 2019.

December 31, 2018	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total
Investments
Shares	532	1,412	3	74	7	4	128	-	2,161
Debt securities	51,681	21,586	1,005	1,417	5,526	36	3	-	81,253
Loans	9,945	32,536	-	143	16	-	12	-	42,653
Other financial assets	8,367	54	1,105	5	170	142	14	-	9,858
Investments in real estate	530	2,150	-	21	-	-	-	-	2,700
Investments general account	71,056	57,738	2,114	1,660	5,720	181	157	-	138,625
Shares	-	7,403	13,044	198	-	-	-	(5)	20,640
Debt securities	1,716	11,283	7,259	183	-	-	-	-	20,441
Unconsolidated investment funds	93,548	1,059	48,296	795	103	-	-	-	143,800
Other financial assets	79	4,022	4,748	11	-	-	-	-	8,861
Investments in real estate	-	-	612	-	-	-	-	-	612
Investments for account of policyholders	95,343	23,767	73,958	1,187	103	-	-	(5)	194,353
Investments on balance sheet	166,399	81,505	76,072	2,847	5,823	181	157	(5)	332,979
Off balance sheet investments third parties	204,184	3,339	106,347	5,851	2,818	149,197	-	(774)	470,963
Total revenue generating investments	370,583	84,844	182,419	8,698	8,641	149,378	157	(778)	803,942
Investments
Available-for-sale	55,921	19,974	1,459	1,483	5,686	131	21	-	84,675
Loans	9,945	32,536	-	143	16	-	12	-	42,653
Financial assets at fair value through profit or loss	100,002	26,846	74,001	1,200	121	50	123	(5)	202,339
Investments in real estate	530	2,150	612	21	-	-	-	-	3,312
Total investments on balance sheet	166,398	81,505	76,072	2,847	5,823	181	157	(5)	332,979
Investments in joint ventures	1	1,001	-	472	152	119	-	-	1,745
Investments in associates	72	85	8	5	17	131	8	-	327
Other assets	37,674	13,491	3,104	494	2,662	336	28,548	(28,727)	57,582
Consolidated total assets	204,145	96,083	79,184	3,819	8,654	767	28,713	(28,732)	392,632

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4. Premium income and premiums paid to reinsurers

EUR millions	First half 2019	First half 2018

Premium income
Life insurance	8,084	8,644
Non-life insurance	1,192	1,285
Total premium income	9,276	9,929
Accident and health insurance	996	1,099
Property & casualty insurance	196	187
Non-life Insurance premium income	1,192	1,285

Premiums paid to reinsurers [1]
Life insurance	1,163	1,293
Non-life insurance	73	75
Total premiums paid to reinsurers	1,236	1,369
Accident and health insurance	67	70
Property & casualty insurance	6	5
Non-life Insurance paid to reinsurers	73	75

1  Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 7 - Benefits and expenses.

5. Investment income

EUR millions	First half 2019	First half 2018

Interest income	2,971	2,799
Dividend income	1,051	643
Rental income	60	68
Total investment income	4,083	3,510

Investment income related to general account	2,632	2,523
Investment income for account of policyholders	1,451	987
Total	4,083	3,510

6. Results from financial transactions

EUR millions	First half 2019	First half 2018

Net fair value change of general account financial investments at FVTPL other than derivatives	173	(12)
Realized gains /(losses) on financial investments	262	(70)
Gains /(losses) on investments in real estate	89	118
Net fair value change of derivatives	1,157	98
Net fair value change on for account of policyholder financial assets at FVTPL	22,146	752
Net fair value change on investments in real estate for account of policyholders	(6)	11
Net foreign currency gains /(losses)	14	26
Net fair value change on borrowings and other financial liabilities	1	17
Total	23,837	941

The increase in results from financial transactions is driven by the higher net fair value change on for account of policyholder financial assets at FVTPL for the first six months of 2019 compared to the first six months of 2018. The increase is mainly driven by favorable equity markets and decreasing interest rates. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the “Claims and benefits” line reported in note 7 Benefits and expenses.

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7. Benefits and expenses

EUR millions	First half 2019	First half 2018
Claims and benefits	37,876	14,665
Employee expenses	1,078	1,049
Administration expenses	720	688
Deferred expenses	(407)	(417)
Amortization charges	403	500
Total	39,671	16,484

EUR millions	First half 2019	First half 2018

Benefits and claims paid life	9,545	9,974
Benefits and claims paid non-life	814	846
Change in valuation of liabilities for insurance contracts	20,560	3,517
Change in valuation of liabilities for investment contracts	4,587	(2,262)
Other	(37)	(8)
Policyholder claims and benefits	35,469	12,066
Premium paid to reinsurers	1,236	1,369
Profit sharing and rebates	8	11
Commissions	1,164	1,219
Total	37,876	14,665

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at FVTPL included in Results from financial transactions (note 6) of EUR 22,146 million for 1H 2019 (1H 2018: EUR 752 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes an increase of technical provisions for life insurance contracts of EUR 1,965 million for 1H 2019 (1H 2018: increase of EUR 793 million).

8. Impairment charges/(reversals)

EUR millions	First half 2019	First half 2018

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	70	24
Impairment reversals on financial assets, excluding receivables	(15)	(26)
Impairment charges / (reversals) on non-financial assets and receivables	98	21
Total	153	19

Impairment charges on financial assets, excluding receivables, from:
Shares	3	3
Debt securities and money market instruments	29	1
Loans	38	20
Total	70	24

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(11)	(19)
Loans	(4)	(6)
Other	(1)	(1)
Total	(15)	(26)

Impairment charges/(reversals) on non-financial assets and receivables are mainly due to a write-off (EUR 76 million) of VOBA and DPAC as a result of a LAT shortfall in Aegon the Netherlands. Refer to note 13 “Insurance contracts” for further details on the LAT impact.

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9. Investments

EUR millions	Jun. 30,2019	Dec. 31, 2018

Available-for-sale (AFS)	89,821	84,675
Loans	43,398	42,653
Financial assets at fair value through profit or loss (FVTPL)	7,539	8,597
Financial assets, for general account, excluding derivatives	140,758	135,925
Investments in real estate	2,754	2,700
Total investments for general account, excluding derivatives	143,512	138,625

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	420	1,931	-	2,351
Debt securities	81,720	2,869	-	84,589
Money market and other short-term investments	6,783	170	-	6,953
Mortgages loans	-	-	36,844	36,844
Private loans	-	-	4,188	4,188
Deposits with financial institutions	-	-	119	119
Policy loans	-	-	1,993	1,993
Other	899	2,569	255	3,722
June 30, 2019	89,821	7,539	43,398	140,758

	AFS	FVTPL	Loans	Total

Shares	478	1,682	-	2,161
Debt securities	77,340	3,913	-	81,253
Money market and other short-term investments	5,955	352	-	6,307
Mortgages loans	-	-	36,240	36,240
Private loans	-	-	4,103	4,103
Deposits with financial institutions	-	-	141	141
Policy loans	-	-	1,973	1,973
Other	902	2,649	196	3,747
December 31, 2018	84,675	8,597	42,653	135,925

10.	Investments for account of policyholders

EUR millions	Jun. 30,2019	Dec. 31, 2018

Shares	23,622	20,640
Debt securities	21,183	20,441
Money market and short-term investments	1,566	1,578
Deposits with financial institutions	3,126	3,263
Unconsolidated investment funds	158,675	143,800
Other	4,362	4,020
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	212,535	193,741
Investment in real estate	603	612

Total investments for account of policyholders	213,137	194,353

Investments for account of policyholders increased in the first half of 2019 by EUR 18.8 billion to EUR 213 billion compared to December 31, 2018 mainly due to increased investment return, driven by positive equity market movements and declining interest rates.

11.	Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

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Fair value hierarchy

EUR millions	As at June 30, 2019				As at December 31, 2018
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Financial assets carried at fair value
Available-for-sale investments
Shares	83	168	170	420	82	155	241	478
Debt securities	25,596	55,109	1,014	81,720	24,652	51,446	1,242	77,340
Money markets and other short-term instruments	1,863	4,471	449	6,783	1,427	4,528	-	5,955
Other investments at fair value	-	392	507	899	-	409	493	902
Total Available-for-sale investments	27,542	60,140	2,140	89,821	26,160	56,538	1,976	84,675

Fair value through profit or loss
Shares	156	325	1,450	1,931	217	239	1,226	1,683
Debt securities	275	2,590	5	2,869	1,868	2,028	17	3,913
Money markets and other short-term instruments	18	152	-	170	17	335	-	352
Other investments at fair value	1	1,003	1,564	2,569	1	1,272	1,376	2,649
Investments for account of policyholders [1]	114,915	95,826	1,794	212,535	103,982	87,893	1,871	193,746
Derivatives	37	11,623	70	11,730	53	7,527	35	7,615
Total Fair value through profit or loss	115,401	111,519	4,884	231,804	106,138	99,295	4,525	209,958
Total financial assets at fair value	142,943	171,659	7,024	321,625	132,299	155,833	6,502	294,633

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	55,427	193	55,620	-	49,641	206	49,847
Borrowings [3]	-	537	-	537	-	536	-	536
Derivatives	162	6,872	3,136	10,171	93	4,633	2,489	7,215
Total financial liabilities at fair value	162	62,836	3,329	66,327	93	54,809	2,695	57,598
1	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
2	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
3	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

There have been no significant transfers between Level I, II and III for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2019.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

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Roll forward of Level III financial instruments
EUR millions	January 1, 2019	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2019	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2019 ³
Financial assets carried at fair value available-for-sale investments
Shares	241	-	-	(6)	10	(79)	2	1	-	-	-	170	-
Debt securities	1,242	-	1	25	151	(271)	(42)	5	-	19	(117)	1,014	-
Money markets and other short-term instruments	-	-	-	-	1,051	(723)	-	(4)	-	125	-	449	-
Other investments at fair value	493	-	(55)	(11)	92	(13)	(1)	2	-	-	-	507	-
	1,976	-	(54)	8	1,304	(1,086)	(42)	5	-	144	(117)	2,140	-
Fair value through profit or loss
Shares	1,226	-	40	-	195	(11)	-	-	-	-	-	1,450	40
Debt securities	17	-	-	-	1	(12)	-	-	-	-	-	5	-
Other investments at fair value	1,376	-	28	-	235	(111)	-	4	-	53	(21)	1,564	32
Investments for account of policyholders	1,871	-	25	-	206	(310)	-	2	-	-	-	1,794	64
Derivatives	35	-	33	-	35	(33)	-	-	-	-	-	70	34
	4,525	-	127	-	672	(478)	-	6	-	53	(21)	4,884	169
Financial liabilities carried at fair value
Investment contracts for account of policyholders	206	-	8	-	2	(23)	-	-	-	-	-	193	(8)
Derivatives	2,489	-	662	-	-	(14)	-	(1)	-	-	-	3,136	(171)
	2,695	-	669	-	2	(38)	-	-	-	-	-	3,329	(179)

EUR millions	January 1, 2018	Acquisitions through business combinations	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2018	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2018 ³
Financial assets carried at fair value available-for-sale investments
Shares	288	-	21	(12)	9	(77)	-	10	2	-	-	241	-
Debt securities	1,447	-	26	2	494	(76)	(452)	51	1	58	(310)	1,242	-
Other investments at fair value	583	-	(83)	(38)	125	(102)	(21)	25	3	-	-	493	-
	2,318	-	(36)	(48)	629	(255)	(473)	87	6	58	(310)	1,976	-
Fair value through profit or loss
Shares	604	-	104	-	541	(61)	1	1	36	-	-	1,226	105
Debt securities	4	-	(25)	-	37	-	-	-	-	-	-	17	(24)
Other investments at fair value	1,255	-	11	-	332	(307)	-	64	-	94	(72)	1,376	3
Investments for account of policyholders	1,784	130	76	-	537	(660)	-	3	-	-	-	1,871	35
Derivatives	57	-	57	-	-	(80)	-	-	-	-	-	35	59
	3,705	130	223	-	1,447	(1,108)	-	69	36	94	(72)	4,525	177
Financial liabilities carried at fair value
Investment contracts for account of policyholders	219	-	(10)	-	7	(14)	-	4	-	-	-	206	-
Derivatives	1,845	-	613	-	-	-	-	31	-	-	-	2,489	613
	2,064	-	604	-	7	(14)	-	35	-	-	-	2,695	614

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2019	Total estimated fair value June 30, 2019	Carrying amount December 31, 2018	Total estimated fair value December 31, 2018
Assets
Mortgage loans - held at amortized cost	36,844	40,844	36,240	39,758
Private loans - held at amortized cost	4,188	4,838	4,103	4,494
Other loans - held at amortized cost	2,366	2,366	2,310	2,310

Liabilities
Subordinated borrowings - held at amortized cost	1,392	1,542	1,389	1,355
Trust pass-through securities - held at amortized cost	136	141	133	128
Borrowings – held at amortized cost	8,964	9,182	11,525	11,885
Investment contracts - held at amortized cost	17,877	18,120	17,825	18,028

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

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12.	Share capital

EUR millions	Jun. 30, 2019	Dec. 31, 2018

Share capital - par value	322	322
Share premium	7,347	7,487
Total share capital	7,669	7,808

Share capital - par value
Balance at January 1	322	322
Dividend	-	-
Balance	322	322

Share premium
Balance at January 1	7,487	7,731
Share dividend	(139)	(244)
Balance	7,347	7,487

Basic and diluted earnings per share

EUR millions	First half 2019	First half 2018

Earnings per share (EUR per share)
Basic earnings per common share	0.12	0.21
Basic earnings per common share B	-	0.01
Diluted earnings per common share	0.12	0.21
Diluted earnings per common share B	-	0.01

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	301	486
Coupons on other equity instruments	(48)	(57)
Earnings attributable to common shares and common shares B	253	429

Earnings attributable to common shareholders	251	426
Earnings attributable to common shareholders B	2	3

Weighted average number of common shares outstanding (in millions)	2,036	2,032
Weighted average number of common shares B outstanding (in millions)	572	570

Final dividend 2018

It was decided at the Annual General Meeting of Shareholders on May 17, 2019, to pay a final dividend for the year 2018 of EUR 0.15 per common share. After taking into account the 2018 interim dividend of EUR 0.14 per common share, this resulted in a total 2018 dividend of EUR 0.29 per common share. Final dividend for the year and total 2018 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

The final dividend for 2018 was paid in cash or stock at the election of the shareholder. The value of the stock dividend and the cash dividend are approximately equal in value and 45% of shareholders elected to receive the stock dividend. Those who elected to receive a stock dividend received one Aegon common share for every 28 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 10, 2019 up to and including June 14, 2019. The average share price calculated on this basis amounted to EUR 4.2396. The dividend was paid as of June 21, 2019.

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13.	Insurance contracts

The June 30, 2019 insurance contracts liabilities increased as a result of a LAT deficit in Aegon the Netherlands. The positive LAT headroom of Aegon the Netherlands at the end of 2018 of EUR 0.6 billion was negatively impacted by adverse credit spread movements (widening mortgage spreads, tightened liquidity premium) of EUR 1.1 billion and the impact of lower interest rate of EUR 0.8 billion.

The LAT deficit of EUR 1.4 billion as per June 30, 2019 is recorded in the income statement. The LAT deficit was partly recorded as an impairment of DPAC and VOBA balances (EUR 76 million) (refer to note 8 “Impairment charges/(reversals)”) and for the remainder by increasing the insurance liability by EUR 1.3 billion.

Due to the positive LAT headroom of Aegon the Netherlands at the end of 2018, changes in the LAT margin triggered by up or down interest shocks could be absorbed by the revaluation reserves on available for sale assets (shadow accounting). However, due to the current negative headroom position, changes in the LAT margin of Aegon the Netherlands, triggered by up or down interest shocks, will now be directly recognized in the income statement.

As a result, the IFRS P&L of Aegon the Netherlands is now less sensitive for interest movements as the interest risk was, and is, economically hedged using derivatives largely offsetting the impact of a changed LAT margin. Please refer to the table below for updated Group sensitivities on interest rate risk.

EUR millions	Jun 30, 2019		Dec 31, 2018
Sensitivities - estimated approximate effects	On shareholders’ equity	On net income	On shareholders’ equity	On net income
Shift up 100 basis points - parallel movement of yield curve	(2,812)	198	(3,892)	(677)
Shift down 100 basis points - parallel movement of yield curve	2,640	(236)	2,819	1,188

Furthermore, as a result of the current negative LAT headroom position, future results will become more volatile due to changes in credit spreads as these are not hedged. Please find below the estimated sensitivities on shareholders’ equity and on net income of Aegon the Netherlands for up and down shocks for credit spreads, mortgage spreads for the bond and mortgage portfolio and liquidity premium shocks for general account insurance liabilities.

EUR millions	Jun 30, 2019
Sensitivities - estimated approximate effects	On shareholders’ equity	On net income

Shift up 50 basis points - NL bond credit spreads	(992)	-
Shift down 50 basis points - NL bond credit spreads	1,216	-
Shift up 50 basis points - NL mortgage spreads	(684)	(684)
Shift down 50 basis points - NL mortgage spreads	787	787
Shift up 5 basis points - liquidity premium	140	140
Shift down 5 basis points - liquidity premium	(177)	(177)

14.	Insurance contracts for account of policyholders

Insurance contracts for account of policyholders increased by EUR 11.3 billion to EUR 128.4 billion compared to December 31, 2018 mainly due to positive equity market movements and declining interest rates.

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15.	Investment contracts for account of policyholders

Investment contracts for account of policyholders increased by EUR 7.7 billion to EUR 87.8 billion compared to December 31, 2018 mainly due to positive equity market movements and declining interest rates.

16.	Borrowings

EUR millions	Jun. 30,2019	Dec. 31, 2018

Capital funding	1,778	1,774
Operational funding	7,722	10,287
Total borrowings	9,500	12,061

Included in borrowings is EUR 537 million relating to borrowings measured at fair value (December 31, 2018: EUR 536 million). During the first six months of 2019, the operational funding decreased by EUR 2.6 billion mainly due to the early redemption of a USD 1.54 billion Variable Funding Surplus Note (EUR 1.4 billion), following a restructuring of this financing transaction in the US. In addition, a further decrease was driven by the redemption of ‘SAECURE 14’ of EUR 0.9 billion and the pay down of FHLB advances of EUR 1.3 billion. This was partly offset by an increase in other mortgage loan funding of EUR 0.5 billion and the issuance of EUR 500 million senior non-preferred notes with a coupon of 0.625%.

17.	Capital management and solvency

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking highest. The available own funds number reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

The table below provides the composition of Aegon’s available own funds across Tiers:

	June 30, 2019 Available own funds	December 31, 2018 Available own funds

Tier 1 - unrestricted	11,916	12,204
Tier 1 - restricted	3,493	3,406
Tier 2	1,528	1,487
Tier 3	743	505
Total available own funds	17,679	17,602

Tier 1 unrestricted capital decreased compared to December 31, 2018. The decrease in Tier 1 unrestricted capital amounted to EUR 288 million, and is mainly driven by the narrowing of The European Insurance and Occupational Pensions Authority (EIOPA) VA from 24 bps to 9 bps, widening of credit spreads on mortgages and lowering of the UFR rates, partly offset by the positive expected return on Aegon inforce insurance portfolio and declining interest rates. The restricted Tier 1 capital has increased by EUR 87 million, mainly due to the issuance of EUR 500 million Restricted Tier 1 perpetual contingent convertible securities, partly offset by the redemption of the USD 500 million perpetual capital securities.

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Tier 2 capital increased by EUR 41 million as a result of increased market value of Tier 2 instruments.

Tier 3 capital as of June 30, 2019 is comprised of deferred tax assets balances related to Solvency II entities. The increase of EUR 238 million is mainly driven by Aegon the Netherlands as a result of declined interest rates which increase liabilities, the remaining increase is contributed by Aegon US non-regulated entities.

IFRS equity compared to Solvency II own funds
EUR millions	June 30, 2019	December 31, 2018

Shareholders’ Equity	20,846	19,200
IFRS adjustments for Other Equity Instruments and non controlling interests	3,406	3,342
Group Equity	24,252	22,542
Solvency II revaluations and reclassifications	(8,224)	(6,593)
Transferability restrictions [1]	(2,031)	(1,884)
Excess of Assets over Liabilities	13,997	14,065
Availability adjustments	4,486	4,326
Fungibility adjustments [2]	(804)	(789)
Available own funds	17,679	17,602

1 This includes the transferability restriction related to the RBC CAL conversion methodology

2 Amongst others, this contains the exclusion of Aegon Bank

The Solvency II revaluations of EUR 8,224 million negative (2018: EUR 6,593 million negative) stem from the difference in valuation between IFRS and Solvency II frameworks. The change in Solvency II revaluations per June 30, 2019 compared to December 31, 2018 is mainly driven by lower interest rates and tightening credit spreads during 1H 2019, increasing the revaluation reserves in Aegon US.

The Solvency II revaluations can be grouped into four categories:

•    Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 1,886 million negative, December 31, 2018: EUR 2,024 million negative);

•     Items that have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables, Deferred tax assets balances and Technical provisions. The revaluation difference stemming from this category amounted to EUR 2,708 million positive (December 31, 2018: EUR 2,789 million positive) compared to the IFRS Statement of Financial Position;

•     The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation (D&A) method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 5,678 million negative (2018: EUR 4,095 million negative) compared to the IFRS Statement of Financial Position.

•     Reclassification of subordinated liabilities of EUR 3,368 million negative (2018: EUR 3,262 million negative). The movement of subordinated liabilities mainly stem from the redemption of perpetual capital securities of USD 500 million, and the issuance of EUR 500 million Restricted Tier 1 perpetual contingent convertible securities during the first half of 2019.

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The increase in availability adjustments compared to December 31, 2018 is mainly driven by the movement of treasury shares, which has decreased by EUR 191 million due to the final dividend payout over 2018 of stock dividend.

18.	Commitments and contingencies

In March 2019, affiliates of Transamerica Corporation entered into a series of agreements with LTCG, an independent third party administrator, to transfer the administration and claims management of its long term care insurance business line. The transaction enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its long term care insurance platform. Services are expected to commence in the second half of 2019. LTCG will provide comprehensive third party administration services for Transamerica’s long term care insurance product line including new business, policyholder service, claims processing and care management. The contract is a multi-year contract and the agreement also contains a termination clause in which case Transamerica- subject to certain limitations – agrees to compensate LTCG, on a specified schedule, for early termination.

There have been no other material changes in commitments and contingencies as reported in the 2018 consolidated financial statements.

19.	Acquisitions / divestments

Aegon Czech Republic and Slovakia

On January 8, 2019, Aegon completed the sale of its businesses in Czech Republic and Slovakia. The businesses consisted mainly of unit linked life insurance coverage, term life products and pension reserves. The proceeds of the sale amount to EUR 155 million and the book gain amounts to approximately EUR 70 million, which were reflected in other income. As a consequence of the transaction, annual income before tax and underlying earnings before tax have decreased. In 2018, the underlying earnings before tax of the combined operations amounted to EUR 17 million.

Aegon Japan

On May 17, 2019, Aegon announced an agreement to sell its 50% stake in the variable annuity joint ventures in Japan for total cash proceeds of approximately EUR 130 million (JPY 16 billion). The divestment will not have a material impact on Aegon’s capital position and is expected to lead to an IFRS gain of approximately EUR 50 million. This divestment has no material impact on underlying earnings before tax going forward. Closing of the transaction is subject to normal regulatory approvals for transactions of this nature and is expected to be completed by the end of 2019.

20.	Post reporting date events

On July 9, 2019, Aegon closed a transaction under the Dutch SAECURE program to sell Class A mortgage backed securities (RMBS). ‘SAECURE 18 NHG’ consists of EUR 512 million of class A notes with an expected weighted average life of 4.8 years and a coupon of 3 month Euribor plus 40bps.

Between July 1, 2019 and August 2, 2019, Aegon has completed the share buyback program to neutralize the dilutive effect of the 2018 final dividend paid in shares, and repurchased a total of 32,873,805 common shares, at an average price of EUR 4.52 per share.

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ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts.

Aegon has substantive supplemental information in its annual and semi-annual accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as included in the Cross reference table in Aegon’s 2018 Annual Report on Form 20-F filed with the SEC on March 22, 2019.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS).

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

The description of Aegon’s methods of determining fair value and fair value hierarchy is included in Aegon’s 2018 Annual Report on Form 20-F (i.e. note 3 and note 47 of the notes to the consolidated financial statements). For reference purposes, note 11 of the notes to the condensed consolidated interim financial statements in Item 1 includes a roll-forward of Level III financial instruments for the first half of 2019.

i Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in shareholder’s equity.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous

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estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require write-offs due to unrecoverability.

ii Actuarial and economic assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender, lapse and utilization rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and distribution method. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship or mortality, allowance may be made for further longevity or mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on actual gross profits and estimates of future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate. In Aegon the Netherlands, the expense basis makes an allowance for planned future cost savings, which are included in the liability adequacy test.

Surrender and lapse rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Actuarial assumption and model updates

Assumptions are reviewed periodically, in the second quarter for the US and Asia and in the fourth quarter for Europe, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

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During the first half of 2019, Aegon implemented actuarial assumptions and model updates resulting in a pre-tax charge of EUR 64 million (1H 2018: EUR 7 million pre-tax charge). Refer to note 3 Segment Information for further detail.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 112 million (December 31, 2018: EUR 148 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.7 billion at June 30, 2019 (December 31, 2018: EUR 2.6 billion).

A relative increase of 10% to the mortality assumption was used, dependent on product and characteristics of the block of business, would reduce net income by approximately EUR 197 million (December 31, 2018: reduce net income by EUR 207 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 119 million (December 31, 2018: EUR 89 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses) would reduce net income by EUR 9 million (December 31, 2018: EUR 9 million).

Sensitivity on long term care products (LTC) in the United States

Sensitivities of significant product liability assumptions on the LTC IFRS after-tax Gross Present Value Reserve (GPV) margin are indicated below. The GPV is the liability as determined on a best estimate assumption basis. Until an assumption change is of significant amount to breach the current margin of EUR 35 million (loss recognition block of LTC), there will be no IFRS financial impact (2018: EUR 35 million). The GPV margin is the amount by which the IFRS reserve exceeds the GPV liability.

A 5% increase in the incidence rates with regard to Aegon’s long term care products would result in a GPV increase of approximately EUR 177 million (2018: EUR 170 million). A 5% decrease in the incidence rates with regard to Aegon’s long term care products would result in a GPV decrease of approximately EUR 177 million (2018: EUR 170 million).

Removing the morbidity improvement, which is a component of the incidence assumption, would result in a GPV increase of approximately EUR 531 million (2018: EUR 500 million), of which EUR 443 million (2018: EUR 425 million) relates to the loss recognition block.

Reducing mortality 10% would result in a GPV increase of approximately EUR 89 million (2018: EUR 85 million). Increasing mortality 10% would result in a GPV decrease of approximately EUR 89 million (2018: EUR 85 million).

Removing future mortality improvement would result in a GPV decrease of approximately EUR 89 million (2018: EUR 85 million).

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Sensitivities for bond and mortgage portfolio and general account insurance liabilities in the Netherlands

EUR millions	Jun 30, 2019
Sensitivities - estimated approximate effects	On shareholders’ equity	On net income

Shift up 50 basis points - NL bond credit spreads	(992)	-
Shift down 50 basis points - NL bond credit spreads	1,216	-
Shift up 50 basis points - NL mortgage spreads	(684)	(684)
Shift down 50 basis points - NL mortgage spreads	787	787
Shift up 5 basis points - liquidity premium	140	140
Shift down 5 basis points - liquidity premium	(177)	(177)

Sensitivities on interest rate risk for Group

EUR millions	Jun 30, 2019		Dec 31, 2018

Sensitivities - estimated approximate effects	On shareholders’ equity	On net income	On shareholders’ equity	On net income
Shift up 100 basis points - parallel movement of yield curve	(2,812)	198	(3,892)	(677)
Shift down 100 basis points - parallel movement of yield curve	2,640	(236)	2,819	1,188

Deferred expenses

The movements in DPAC, deferred cost of reinsurance and deferred transaction costs over the first six months of 2019 compared with the first six months of 2018 can be summarized and compared as follows:

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2019	10,457	23	431
Costs deferred during the year	394	-	13
Disposal of group assets	(35)	-	-
Amortizations through income statement	(376)	21	(11)
Impairment losses	(65)	-	-
Shadow accounting adjustments	(496)	-	-
Net exchange differences	42	-	2
Other	(3)	-	-
At June 30, 2019	9,917	44	434

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2018	9,688	41	406
Costs deferred during the year	400	-	16
Amortizations through income statement	(408)	(13)	(11)
Shadow accounting adjustments	361	-	-
Net exchange differences	259	1	11
Other	(8)	-	-
At June 30, 2018	10,293	28	422

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VOBA

The movement in VOBA over the first six months of 2019 compared with the first six months of 2018 can be summarized and compared as follows:

EUR millions	First half 2019	First half 2018

At January 1	1,123	1,153
Amortization/depreciation through income statement	(37)	(63)
Shadow accounting adjustments	(45)	41
Impairment losses	(11)	-
Net exchange differences	5	29
At June 30	1,035	1,160

2.3 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, carried at fair value and presented as derivatives;
b.	Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts;
c.

Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting together with the underlying insurance contracts; and

d.

Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically.

a.	Financial guarantees

In the United States and in the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Additionally, Aegon offers guarantees on variable annuities sold through its joint venture in Japan. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

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The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

Liabilities for financial guarantees for minimum benefits

EUR millions	United States [1]	The Netherlands [2]	Total [3]
At January 1, 2019	766	1,678	2,445
Incurred guarantee benefits [4]	489	158	646
Net exchange differences	(1)	-	(1)
At June 30, 2019	1,254	1,836	3,089
Balance at June 30, 2019
Account value [5]	32,919	8,459	41,378
Net amount at risk [6]	255	2,083	2,337

At January 1, 2018	247	1,547	1,794
Incurred guarantee benefits [4]	491	131	622
Paid guarantee benefits	(1)	-	(1)
Net exchange differences	29	-	29
At December 31, 2018	766	1,678	2,445
Balance at December 31, 2018
Account value [5]	30,788	8,175	38,963
Net amount at risk [6]	235	2,004	2,239

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The increase of incurred guarantee benefits in 2019 mainly relates to decreasing interest rates and tightening credit spreads partly offset by positive equity markets. This is after the market decline at the end of 2018 that increased incurred guarantee benefits, lowered account value and increased the amount at risk.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2019, the reinsured account value was EUR 1.9 billion (December 31, 2018: EUR 1.7 billion) and the guaranteed remaining balance was EUR 1.1 billion (December 31, 2018: EUR 1.1 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2019, the contract had a value of EUR 38 million (December 31, 2018: EUR 36 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures and total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the

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reinsurance contract and the purchase of interest rate swaps, treasury forwards and treasury futures to mitigate the effect of movements in interest rates on the reinsurance contracts.

Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the Netherlands does not use reinsurance in order to mitigate risks related to insurance contracts with a guarantee component. The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value, which is the actual fund value of the policyholder.

b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists for the fixed annuity line of business and represents a closed block.

The fixed annuities product balance as of June 30, 2019, amounted to EUR 241 million (December 31, 2018: EUR 243 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the reporting date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

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Liabilities for guarantees Americas
EUR millions	GMDB [1]	GMIB [2]	Total [4]

At January 1, 2019	519	906	1,425
Incurred guarantee benefits [5]	(25)	(175)	(200)
Paid guarantee benefits	(29)	(17)	(46)
Net exchange differences	2	5	7
At June 30, 2019	466	720	1,186

	GMDB [1,3]	GMIB [2,3]
Balance at June 30, 2019
Account value [6]	51,994	5,170
Net amount at risk [7]	1,464	736
Average attained age of contractholders	70	71

At January 1, 2018	364	608	972
Incurred guarantee benefits [5]	197	282	479
Paid guarantee benefits	(65)	(23)	(88)
Net exchange differences	23	39	62
At December 31, 2018	519	906	1,425

	GMDB [1,3]	GMIB [2,3]
Balance at December 31, 2018
Account value [6]	48,174	4,770
Net amount at risk [7]	2,839	888
Average attained age of contractholders	70	71

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; Therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[5]

Incurred guarantee benefit mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.

[6]	Account value reflects the actual fund value for the policyholders.
[7]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d. Minimum investment return guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3% and in 2013 the guarantee decreased to 0%.

The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward

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to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

Liabilities for guarantees The Netherlands
EUR millions	GMI [1,2]

At January 1, 2019	5,063
Incurred guarantee benefits [3]	1,334
At June 30, 2019	6,398

Balance at June 30, 2019
Account value [4]	18,750
Net amount at risk [5]	6,317

At January 1, 2018	4,719
Incurred guarantee benefits [3]	344
At December 31, 2018	5,063

Balance at December 31, 2018
Account value [4]	18,346
Net amount at risk [5]	4,933

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]

The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is    credited to the policyholders. For individual policies only positive differences are included, for Group pensions    contracts carry forwards of negative differences are recoqnized.

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Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 47 of Aegon’s Integrated Annual Report on Form 20-F for 2018.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 22.9% at June 30, 2019, and 23.3% at December 31, 2018. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Disclosure on interest rate risk, including interest rate risk sensitivity is included in note 4 Financial risks of the 2018 Annual Report on Form 20-F.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees.

Guarantees valued at fair value contributed a net gain before tax of EUR 335 million for the six months ended June 30, 2019 (six months ended June 30, 2018: gain of EUR 28 million). Contributing to this net gain before tax are fair value gains on guarantee reserve hedges of EUR 2,068 million (six months ended June 30, 2018: EUR 394 million loss), a gain of EUR 957 million related to increase in equity markets (six months ended June 30, 2018: EUR 55 million gain), a gain of EUR 156 million related to DPAC offset and other (the first six months of 2018: EUR 99 million loss), a gain of EUR 108 million related to widening of own credit spreads (six months ended June 30, 2018: EUR 132 million gain) and EUR 18 million gain (six months ended June 30, 2018: EUR 2 million loss) from increases in equity volatilities. This was partly offset by negative results related to decrease in risk free rates of EUR 2,937 million (six months ended June 30, 2018: EUR 332 million gain).

Guarantee reserves increased EUR 1,994 million in the first six months of 2019 (six months ended June 30, 2018: decrease of EUR 288 million).

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2.4 Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of June 30, 2019, and December 31, 2018:

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
June 30, 2019
Debt securities, money market instruments and other
United States government	7,147	1,167	(2)	8,312	8,147	164
Dutch government	5,906	-	-	5,906	5,899	8
Other government	11,277	1,254	(20)	12,512	12,202	310
Mortgage-backed securities	6,643	532	(26)	7,149	6,826	322
Asset-backed securities	4,432	121	(12)	4,541	3,512	1,030
Corporate	39,684	3,850	(235)	43,300	39,738	3,562
Money market investments	6,783	-	-	6,783	6,466	317
Other	923	67	(91)	899	696	203
Total	82,796	6,991	(385)	89,402	83,486	5,916

Of which held by Aegon Americas and NL	74,071	6,330	(354)	80,047	75,005	5,042

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
December 31, 2018
Debt securities, money market instruments and other
United States government	6,973	603	(127)	7,449	4,772	2,676
Dutch government	4,908	1,136	(3)	6,040	6,002	38
Other government	11,327	684	(54)	11,957	11,105	852
Mortgage-backed securities	6,275	366	(84)	6,557	3,700	2,857
Asset-backed securities	4,948	65	(55)	4,958	1,825	3,133
Corporate	39,770	1,748	(1,138)	40,379	21,441	18,939
Money market investments	5,955	-	-	5,955	5,701	254
Other	919	71	(88)	902	707	194
Total	81,073	4,673	(1,550)	84,196	55,253	28,943

Of which held by Aegon Americas and NL	72,520	4,336	(1,352)	75,504	50,976	24,528

Unrealized bond losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at June 30, 2019, and December 31, 2018, is presented in the following table:

Unrealized losses - debt securities, money market investments and other

EUR millions	Jun. 30, 2019		Dec. 31, 2018

	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	15	(21)	446	(30)
Commercial mortgage-backed securities (CMBSs)	264	(5)	2,012	(45)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	807	(8)	2,088	(42)
ABSs - Other	159	(2)	829	(10)
Financial Industry - Banking	249	(29)	2,522	(106)
Financial Industry - Insurance	131	(8)	646	(36)
Financial Industry - Other	479	(15)	1,523	(69)
Industrial	2,111	(144)	10,073	(684)
Utility	364	(16)	1,258	(78)
Government	263	(15)	2,935	(164)
Other	203	(91)	194	(88)
Total held by Aegon Americas and NL	5,042	(354)	24,528	(1,352)
Held by other segments	873	(32)	4,415	(197)
Total	5,916	(385)	28,943	(1,550)

As of June 30, 2019, there are EUR 6,330 million (December 31, 2018: EUR 4,370 million) of gross unrealized gains and EUR 354 million (December 31, 2018: EUR 1,352 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas and Aegon the Netherlands.

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US credit and equity market returns were strong in the first half of 2019, rebounding from extreme sell-offs in December of 2018. Credit spreads tightened significantly, and US equity markets were sharply higher. Developed-world strength was mostly steady, with the US generally outperforming most other developed economies. Outside of the US, global equity markets were also higher. The dollar was modestly stronger versus the Euro, and slightly weaker versus the Yen. The US Federal Reserve paused its tightening cycle and left the Fed Funds rate target unchanged during the first half of 2019, reflecting a benign inflation environment and concerns about prospective economic growth. Treasury rates declined materially, and rates 10 years to maturity and shorter ended the half lower than the Fed Funds rate target range. Corporate default rates remained low. Oil prices at mid-year were higher than year-end 2018 levels, but much below the highs of the half as the market became increasingly concerned with global growth prospectively. Tighter credit spreads and lower US Treasury rates increased the market values of fixed income holdings.

GDP growth in the first half of 2019 was fairly robust. However, the outlook for the Eurozone is clouded by a number of factors. The trade war between the US and China has resulted in a drag on exports. Also the uncertainly of further tariffs is a drag on confidence and investment. Meanwhile the domestic focused parts of the economy are holding up better. Labour growth slowed, but remained strong. Also consumption growth is still supported by wage gains and labour reforms. Several peripheral countries, like Spain maintained a high growth rate in 2018 and in the first half of 2019. Italy is the exception, where the confrontation with the European Commission has resulted in tighter lending conditions and lower confidence. The Brexit deadline was postponed again, after the UK parliament didn’t ratify the withdrawal deal and didn’t agree on an alternative arrangement. The ECB has introduced new targeted longer-term refinancing operations (TLTROs) to ease credit conditions. Draghi, the ECB president, has also underscored the ECB’s ability to decrease the depo rate or to restart the Asset Purchase Programme (APP) if economic conditions require that.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) downgrades by internationally recognized credit rating agency. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector which have unrealized loss positions greater than EUR 25 million are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty.

Residential mortgage-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 3,115 million (December 31, 2018: EUR 2,497 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 2,763 million (December 31, 2018: EUR 2,102 million) is held by Aegon Americas and EUR 352 million (December 31, 2018: EUR 395 million) by Aegon the Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon Americas RMBS available-for-sale (AFS) portfolio.

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AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,146	78	-	-	-	1,224	1,245
Prime jumbo	7	17	1	4	83	112	124
Alt-A	47	56	16	5	207	329	429
Negative amortization floaters	-	1	-	10	405	416	507
Other housing	-	10	4	11	323	348	458
At June 30, 2019	1,200	162	20	30	1,018	2,429	2,763

Of which insured	-	-	18	5	94	117	109

AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	450	149	-	-	-	599	599
Prime jumbo	-	16	1	5	98	120	124
Alt-A	-	59	17	5	221	301	397
Negative amortization floaters	-	1	-	11	438	450	533
Other housing	-	13	4	16	333	366	450
At December 31, 2018	450	238	22	36	1,089	1,836	2,102

Of which insured	-	-	20	5	99	124	113

A significant part of Aegon Americas RMBS holdings are rated < BBB, as the issuances took place before the United States housing downturn that started in 2007.

Additionally, Aegon Americas has investments in RMBS of EUR 75 million (December 31, 2018: EUR 35 million), which are classified as fair value through profit or loss.

RMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 34% with a weighted average of approximately 5.8% (December 31, 2018: 5.4%), assumed defaults on delinquent loans range from 0% to 100% with a weighted average of approximately 78.6% (December 31, 2018: 78.9%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 24% to 75%, with a weighted average of approximately 55.5% (December 31, 2018: 57.0%).

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Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held.

Aegon the Netherlands has mandated Aegon Asset Management to invest in RMBS transactions. Aegon Asset Management uses its own proprietary cash flow tools to analyse and stress test RMBS transactions. The key input parameters are default rates and loss given default assumptions, which are established based on historical pool characteristics and current loan level data. Cash flows for each bond are modelled in 225 scenarios of varying severity, ranging from our base case to extreme stress to even unrealistic scenarios to establish breaking points of the tranche. The model takes all deal characteristics, such as waterfall or reserve funds, into account and gives us detailed insight in the risk of principal loss or deferral of contractual cash flows.

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas and Aegon the Netherlands amounted to EUR 21 million (December 31, 2018: 30 million), of which EUR 20 million (December 31, 2018: EUR 29 million) relates to positions of Aegon Americas. The total net unrealized gain on available-for-sale RMBS was EUR 336 million (December 31, 2018: EUR 268 million), including a EUR 333 million (December 31, 2018: EUR 266 million) net unrealized gain relating to positions of Aegon Americas.

The United States’ housing market remains buoyant but has transitioned to a more moderate growth trajectory. The housing market continues to benefit from strong employment, historically low inventory, rising household formation rates, income growth, and modest credit easing. This is manifesting itself in low borrower delinquencies, better recoveries upon liquidation, and short timelines to sell properties. However, housing affordability has now come under pressure from years of price appreciation outpacing wage growth, somewhat mitigated by declining mortgage rates during the first half of 2019. Home price appreciation and existing home sales volume have begun to decelerate. These confluence of factors will leave limited room for spread tightening across the asset class.

In general, the European housing market showed further improvement in the first half of 2019. House prices are increasing and affordability remains high given the low level of interest rates. Although the economy was healthy, markets are expecting (global) growth rate to slow. Unemployment levels meanwhile continue to drop which is clearly beneficial for consumer risk in general and retail mortgages in particular. Despite net supply in the European RMBS markets remaining negative, primary markets are very active. Also, while RMBS backed by new origination is increasing, securitizations backed by legacy mortgage pools continue to be part of the primary supply. Improving fundamentals, deleveraging of the deals and collateral, and negative net supply (together with increasing demand) in the sector were compensated, political related turmoil and expectations of a less benign macroeconomic climate due to increased trade tensions and resulted in a marginal widening of credit spreads.

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’ available-for-sale (AFS) RMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2019	Level II	Level III	Dec. 31, 2018
RMBS	2,729	34	2,763	2,060	42	2,102

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Commercial mortgage-backed securities

As of June, 30, 2019, Aegon Americas and Aegon the Netherlands hold EUR 3,283 million (December 31, 2018: EUR 3,349 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 3,265 million (December 31, 2018: EUR 3,314 million) is held by Aegon Americas and EUR 19 million (December 31, 2018: EUR 35 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 5 million as of June 30, 2019 (December 31, 2018: EUR 44 million). The total net unrealized gain on the available-for-sale CMBS as of June 30, 2019, is EUR 111 million (December 31, 2018: EUR 17 million), of which EUR 111 million (December 31, 2018: EUR 17 million gain) relates to positions of Aegon Americas. CMBS fundamentals remain stable. The delinquency rate continues to fall, led by distressed legacy loan resolutions. Higher prices in the US CMBS sector since the start of the year are mostly driven by broader market moves from lower interest rates and tighter spreads.

The tables below summarizes the credit quality of Aegon America’s available-for-sale (AFS) CMBS portfolio. Additionally, as of June 30, 2019, Aegon Americas has no investments in CMBS (December 31, 2018: EUR nil), which are classified as fair value through profit or loss.

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,385	638	83	3	44	3,154	3,265
CMBS and CRE CDOs	-	-	-	-	-	-	-
At June 30, 2019	2,385	638	83	3	44	3,154	3,265

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,635	567	65	3	57	3,326	3,310
CMBS and CRE CDOs	-	-	-	-	5	5	4
At December 31, 2018	2,635	567	65	3	62	3,331	3,314

CMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2019.

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There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas available-for-sale (AFS) CMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2019	Level II	Level III	Dec. 31, 2018
CMBS	3,265	-	3,265	3,310	4	3,314

Asset-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 4,016 million (December 31, 2018: EUR 4,503 million) of AFS ABS instruments of which EUR 2,332 million (December 31, 2018: EUR 2,626 million) is held by Aegon Americas and EUR 1,684 million (December 31, 2018: EUR 1,877 million) by Aegon the Netherlands. Additionally, as of June 30, 2019, Aegon Americas has investments in ABS of EUR 4 million (December 31, 2018: EUR 6 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on available-for-sale ABS of Aegon Americas and Aegon the Netherlands amounted to EUR 11 million as of June 30, 2019 (December 31, 2018: EUR 52 million). Aegon Americas has EUR 5 million (December 31, 2018: EUR 18 million) of this gross unrealized loss and Aegon the Netherlands, EUR 6 million (December 31, 2018: EUR 34 million). In the United States, increasing investor demand has been met with new issuance in the asset-backed sector. Spreads in the asset- backed sector tightened in the first part of 2019. The European ABS market did well in the first half of 2019. The spread widening of the last months of 2018 has been reversed across most European ABS sectors. This resulted in positive performance. We remain moderately positive on European ABS markets for the short to medium term. Despite the bleaker macroeconomic picture, we still consider ABS fundamentals to be supportive for most sectors. In addition, favorable technicals will persist for the European ABS markets. Alongside ECB demand, lower issuance with similar demand has provided a strong technical backdrop for European ABS markets. It seems that European ABS was broadly immune to the wider volatility and spreads remained broadly stable. Investor demand is increasingly moving towards longer-maturity and lower-rated assets, but it remains to be seen whether that will continue or that technical factors are the main driver of demand.

The breakdown by quality of the available-for-sale (AFS) ABS portfolio of Aegon Americas and Aegon the Netherlands is as follows:

Unaudited	Page 39

ABS Americas and NL
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	68	19	-	-	-	87	98
Autos	178	7	58	2	-	245	247
Small business loans	-	-	2	9	29	40	40
CDOs backed by ABS, Corp. bonds, Bank loans	1,384	503	75	63	46	2,072	2,073
Other ABS	437	118	842	97	6	1,501	1,559
At June 30, 2019	2,068	647	978	171	81	3,944	4,017

ABS Americas and NL
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	174	19	-	-	-	193	201
Autos	230	-	58	2	-	290	289
Small business loans	-	-	2	12	46	60	63
CDOs backed by ABS, Corp. bonds, Bank loans	1,535	479	216	146	46	2,423	2,386
Other ABS	525	151	774	88	8	1,547	1,563
At December 31, 2018	2,464	649	1,051	248	100	4,512	4,503

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas and Aegon the Netherlands available-for-sale (AFS) ABS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2019	Level II	Level III	Dec. 31, 2018
ABSs	3,375	642	4,017	3,650	853	4,503

Corporate - Industrial sector

The Industrial sector is further subdivided into various sub-sectors. A majority of Aegon’s available-for-sale portfolio gross unrealized loss is in the Consumer Non-Cyclical and Energy sub-sectors.

Corporate – industrial sector – Energy sub-sector

Within the Energy sub-sector, Aegon Americas and Aegon the Netherlands hold EUR 3,881 million (December 31, 2018: EUR 3,802 million) of AFS bonds, of which EUR 3,696 million (December 31, 2018: EUR 3,592 million) is held by Aegon Americas and EUR 185 million (December 31, 2018: EUR 211 million) by Aegon the Netherlands. In aggregate, the gross unrealized loss on these bonds amounted to EUR 55 million (December 31, 2018: EUR 138 million) and the net unrealized gain on these bonds amounted to EUR 308 million (December 31, 2018: EUR 13 million).

The Energy sub-sector encompasses various industries including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. Lower oil and natural gas prices have reduced cash flow for upstream producers. Oil field service and drilling companies have been pressured by reduced capital spending by their upstream client base and margin compression from price concessions and new capacity additions. While refiners have seen positive impacts from lower feedstock costs, margins have softened due to high refined product inventory levels. Commodity price pressure has been the result of strong non-OPEC supply growth, high global inventories and concerns on trade and softening global demand, partially offset by supply disruptions and geo-political tensions. In response, OPEC coordinated an agreement to cut production levels in an effort to reduce global inventories and increase prices. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2019.

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There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	Jun. 30, 2019		Dec. 31, 2018
Debt securities	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	243	(5)	643	(18)
Over 1 through 5 years	1,046	(27)	5,545	(120)
Over 5 through 10 years	1,625	(55)	9,575	(446)
Over 10 years	1,609	(176)	8,317	(680)
Total	4,523	(263)	24,080	(1,264)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	Jun. 30, 2019		Dec. 31, 2018
Debt securities	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	558	(5)	6,318	(186)
AA	522	(8)	1,468	(48)
A	566	(13)	5,345	(181)
BBB	1,897	(101)	8,881	(578)
BB	355	(34)	920	(90)
B	331	(39)	742	(87)
Below B	294	(62)	407	(95)
Total	4,523	(263)	24,080	(1,264)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

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	Jun. 30, 2019
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	200	164	(7)	(6)
6 – 12 months	480	188	(8)	(13)
> 12 months	2,863	628	(113)	(116)
Total	3,543	980	(128)	(136)

	Dec. 31, 2018
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	8,354	977	(227)	(58)
6 – 12 months	9,976	609	(504)	(96)
> 12 months	3,681	483	(261)	(119)
Total	22,012	2,069	(992)	(272)

The unrealized loss decreased during the first half of 2019 mainly due to tightening credit spreads and decreasing US Treasury rates.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas and Aegon the Netherlands.

Aging and severity unrealized losses debt securities
	Jun. 30, 2019		Dec. 31, 2018
EUR millions	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	160	(3)	970	(53)
CV 40-70% of amortized cost	4	(2)	7	(5)
CV < 40% of amortized cost	-	-	-	-
0-6 months	164	(6)	977	(58)

CV 70-100% of amortized cost	188	(13)	577	(76)
CV 40-70% of amortized cost	-	-	31	(18)
CV < 40% of amortized cost	-	-	-	(1)
6-12 months	188	(13)	609	(96)

CV 70-100% of amortized cost	357	(41)	143	(21)
CV 40-70% of amortized cost	18	(11)	8	(5)
CV < 40% of amortized cost	-	(4)	1	(2)
12-24 months	375	(56)	151	(28)

CV 70-100% of amortized cost	213	(26)	265	(34)
CV 40-70% of amortized cost	32	(21)	58	(43)
CV < 40% of amortized cost	8	(13)	8	(13)
> 24 months	253	(61)	331	(90)
Total	980	(136)	2,069	(272)

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There are no individual issuers rated below investment grade which has an unrealized loss greater than EUR 25 million.

Realized gains and losses on debt securities of Aegon Americas and Aegon the Netherlands

The following table provides the realized gains and losses on the debt securities of Aegon Americas and Aegon the Netherlands for the six months ended June 30, 2019, and June 30, 2018.

Gross realized gains and (losses)
EUR millions	Gross realized gains	Gross realized losses

June 30, 2019
Debt securities	290	(47)

June 30, 2018
Debt securities	80	(179)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Gross realized losses
EUR millions	0 -12 months	>12 months	Total

June 30, 2019
Debt securities	(25)	(22)	(47)

June 30, 2018
Debt securities	(55)	(124)	(179)

Impairment losses and recoveries

The composition of Aegon Americas and Aegon the Netherlands’ bond impairment losses and recoveries by issuer for the periods ended June 30, 2019, and June 30, 2018, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	Jun. 30, 2019	Jun. 30, 2018
EUR millions	(impairment) Recovery	(impairment) Recovery

Impairments:
Other (none individually greater than EUR 25 million)	(29)	(1)
Subtotal	(29)	(1)

Recoveries:
Total recoveries on previously impaired securities	11	19
Subtotal	11	19

Net (impairments) and recoveries	(18)	17

Net (impairments) and recoveries

Net impairments for the six months ended June 30, 2019, totalled EUR 18 million (six months ended June 30, 2018: EUR 17 million net recoveries).

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For the six months ended June 30, 2019, Aegon recognized EUR 11 million (six months ended June 30, 2018: EUR 19 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, internal equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 3 million of impairment charges for the six months ended June 30, 2019 (six months ended June 30, 2018: EUR 2 million) for Aegon Americas and Aegon the Netherlands.

As of June 30, 2019, there are EUR 47 million of gross unrealized gains and EUR 24 million of gross unrealized losses in the equity portfolio of Aegon Americas and Aegon the Netherlands (June 30, 2018: EUR 52 million of gross unrealized gains and EUR 12 million of gross unrealized losses).

The table below represents the unrealized gains and losses on share positions held by Aegon Americas and Aegon the Netherlands.

Unrealized gains and losses on shares
EUR millions	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses

June 30, 2019
Shares	296	320	24	244	47	76	(24)

December 31, 2018
Shares	371	391	20	304	40	86	(20)

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas and Aegon the Netherlands at June 30, 2019, and December 31, 2018 is presented in the following table.

Unrealized losses on shares
	Jun. 30, 2019		Dec. 31, 2018

EUR millions	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Consumer	3	-	-	—
Financials	44	(11)	49	(15)
Other	29	(13)	37	(6)
Total	76	(24)	86	(20)

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Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas and Aegon the Netherlands were below cost prior to their impairment during the first six months of 2019 and during the first six months of 2018.

Impairment losses on shares
EUR millions	0 - 6 months

June 30, 2019
Shares	(2)

June 30, 2018
Shares	-

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2.5 Results of Operations – first half 2019 compared with first half 2018

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table below in addition to note 3 Segment information of the condensed consolidated interim financial statements of Aegon N.V. (unaudited) included in Item 1. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom and Mexico.

The table also includes the non-IFRS financial measure: net underlying earnings. This is the after-tax equivalent of underlying earnings before tax. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the following table.

Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented in this report. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before making a comparison. Aegon believes the non-IFRS measures present within this report, when read together with Aegon’s reported IFRS financial statements, provides meaningful supplemental information for the investing public about the underlying operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses. This enables them to evaluate Aegon’s businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (as companies may use different local generally accepted accounting principles (GAAPs)), and this may make the comparability difficult between time periods.

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i Results 2019 worldwide

Results Worldwide	First half	First half
Amounts in EUR millions	2019	2018	%

Net underlying earnings	833	863	(4)
Tax on underlying earnings	177	201	(12)
Underlying earnings before tax geographically
Americas	576	602	(4)
The Netherlands	328	318	3
United Kingdom	70	69	2
Southern and Eastern Europe	42	49	(14)
Europe	439	435	1
Asia	32	31	2
Asset Management	60	83	(27)
Holding and other activities	(98)	(87)	(12)
Underlying earnings before tax	1,010	1,064	(5)
Fair value items	(795)	(11)	n.m.
Gains / (losses) on investments	275	(67)	n.m.
Net impairments	(39)	-	n.m.
Other income / (charges)	(93)	(294)	68
Run-off businesses	8	(7)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	367	685	(46)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	16	27	(42)
Income tax	(65)	(199)	67
Of which Income tax from certain proportionately	(16)	(27)	42
Net income	302	486	(38)

Commissions and expenses	3,180	3,269	(3)
of which operating expenses	1,918	1,863	3

New life sales
Americas	200	212	(6)
The Netherlands	52	52	1
United Kingdom	21	18	15
Southern and Eastern Europe	64	69	(8)
Europe	137	140	(2)
Asia	67	70	(4)
Total recurring plus 1/10 single	405	422	(4)

Gross deposits (on and off balance)*
Americas	21,619	19,892	9
The Netherlands	6,121	4,328	41
United Kingdom	3,602	7,283	(51)
Southern and Eastern Europe	175	202	(13)
Europe	9,898	11,813	(16)
Asia	7	76	(91)
Asset Management	33,481	32,167	4
Total gross deposits	65,005	63,949	2
*	Due to the announced divestment of Aegon’s 50% stake in the joint venture with Sony Life, Net & Gross Deposits of Japan are no longer included in 1H2019.

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Revenues geographically first half 2019

Worldwide revenues geographically Amounts in EUR millions	Americas	The Netherlands	United Kingdom	Southern & Eastern Europe	Europe	Asia	Aegon Asset Management	Holdings, other activities and eliminations	Segment total	Associates and Joint Ventures eliminations	Consolidated

Total life insurance gross premiums	3,619	852	3,291	277	4,420	417	-	2	8,458	(374)	8,084
Accident and health insurance premiums	702	164	14	97	275	51	-	-	1,028	(32)	996
Property & casualty insurance premiums	-	66	-	193	259	-	-	-	259	(63)	196
Total gross premiums	4,320	1,081	3,305	568	4,954	468	-	2	9,745	(469)	9,276
Investment income	1,577	1,122	1,230	39	2,391	149	2	(6)	4,114	(31)	4,083
Fees and commision income	848	114	95	25	235	29	297	(94)	1,315	(102)	1,213
Other revenue	3	-	-	-	-	1	-	3	7	(4)	3
Total revenues	6,749	2,318	4,631	632	7,581	646	300	(95)	15,180	(606)	14,575
Number of employees, including agent employees	8,794	3,582	2,361	2,760	8,703	6,514	1,516	415	25,943

Segment information

Europe covers the following operating segments: The Netherlands, United Kingdom and Southern & Eastern Europe. This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as Aegon’s chief operating decision maker. For Europe, the underlying businesses are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in this section. Management is of the opinion that presenting the information for the entire European area is beneficial to the users of the financial information as it aligns to how Aegon management is looking at the information following convergence in Europe from a regulatory standpoint and financial markets perspective.

For further details, refer to note 3 of Notes to the Condensed consolidated interim financial statements of Aegon N.V. (unaudited) included in Item 1.

Results first half 2019 Worldwide

Net income declined by 38% compared with the first half of 2018 to EUR 302 million in the first half of 2019. Underlying earnings before tax decreased by 5% compared with the first half of 2018 to EUR 1,010 million in the first half of 2019. This was largely the result of lower fee income from Retirement Plans and Variable Annuities in the US, as well as investments in the business to support growth and to improve customer experience. Fair value losses increased to EUR 795 million in the first half of 2019 compared with a loss of EUR 11 million in the same period last year, driven by the Netherlands and mainly caused by a EUR 1.4 billion strengthening of insurance provisions as result of a shortfall in the Liability Adequacy Test (LAT) driven by credit spread movements This was partly offset by a EUR 369 million gain on the Dutch guarantee provision, positive real estate revaluations in the Netherlands, and hedging gains in the United States and the Netherlands. Realized gains on bonds amounted to EUR 275 million in the first half of 2019 compared with realized losses of EUR 67 million in the first half of 2018, reflecting gains on bonds in the Netherlands. Furthermore, Other charges declined to EUR 93 million in the first half of 2019 compared with charges of EUR 294 million in the first half of last year, reflecting lower restructuring charges in the United States and a gain on the sale of Aegon’s Czech and Slovak operations.

Net income

Net income amounted to EUR 302 million in the first half of 2019 and reflects losses from fair value items realized losses on investments and restructuring and integration expenses. These were partially offset by realized gains on the sale of bonds and a gain on the sale of Aegon’s Czech and Slovak operations.

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Underlying earnings before tax

Aegon’s underlying earnings before tax decreased by 5% compared with the first half of 2018 to EUR 1,010 million in the first half of 2019. Excluding favorable currency movements, underlying earnings before tax decreased by 9% compared with the first half of 2018. This was largely the result of lower fee income from Retirement Plans and Variable Annuities in the US, as well as investments in the business to support growth and to improve customer experience. Furthermore, Asset Management recorded lower performance fees compared with the first half of 2018, while the loss in the Holding increased compared with the first half of 2018 as more interest expenses were reported through the profit & loss account instead of directly through shareholders’ equity.

-

Underlying earnings before tax from the Americas decreased by 4% compared with the same period in 2018 to EUR 576 million in the first half of 2019. Excluding favorable currency effects, underlying earnings before tax declined by 11% compared with the same period in 2018, mainly caused by lower fee income in Retirement Plans and Variable Annuities from lower average asset balances. Furthermore, expenses increased as a result of investments to support growth and improve customer experience. This was partly offset by better claims experience in Life, higher underlying earnings before tax in Fixed Annuities and EUR 23 million higher one-time benefits in Accident & Health.

-

Underlying earnings before tax from Aegon’s operations in Europe increased by 1% compared with the first half of last year to EUR 439 million in the first half of 2019. This was driven by higher investment results in the Netherlands, supported by a shift to higher-yielding assets, as well as higher Digital Solutions underlying earnings before tax in the UK, reflecting higher average asset balances. This was largely offset by lower underlying earnings before tax in Southern and Eastern Europe (SEE) caused by the loss of underlying earnings before tax due to the sale of the Czech and Slovak operations. Furthermore, non-life underlying earnings before tax in the Netherlands declined compared with the first half of 2018 due to lower disability provision releases.

-

Aegon’s underlying earnings before tax in Asia increased by 2% compared with the first half of last year to EUR 32 million in the first half of 2019. Excluding favorable currency movements, underlying earnings before tax decreased by 5% compared with the first half of last year, caused by the High-Net-Worth (HNW) business due to lower interest rates. This was largely offset by better underlying earnings before tax from the strategic partnerships in China, driven by business growth and favorable persistency, and in India, reflecting lower investment in new business in the traditional channel as the business pivots towards digital channels.

-

Underlying earnings before tax from Aegon Asset Management were down by 27% compared with the first six months of last year to EUR 60 million in the first half of 2019. This decrease was largely the result of lower performance fees in Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC), which were exceptionally high last year. Furthermore, underlying earnings before tax in Europe declined compared with the first six months of last year, mainly due to outflows in the United Kingdom.

-

The underlying earnings before tax from the Holding declined compared with the same period last year to a loss of EUR 98 million in the first half of 2019, mainly as a result of interest expenses on USD 800 million Tier 2 securities issued in April 2018 to replace perpetual securities. Interest expenses for these Tier 2 securities are reported through the P&L, while the interest expenses for the perpetuals were recognized directly through equity.

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Fair value items

The loss from fair value items amounted to EUR 795 million in the first half of 2019.

Fair value losses in the Netherlands were EUR 859 million in the first half of 2019, caused by a EUR 1.4 billion strengthening of insurance provisions as result of a shortfall in the Liability Adequacy Test (LAT) driven by credit spread movements. The LAT assesses the adequacy of the insurance technical provisions by comparing their fair value with the IFRS carrying amount of the insurance liabilities. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains and the difference between the fair value and the book value of those assets measured at amortized cost, mainly residential mortgages. In the first half of 2019, mortgage spreads widened as a result of the drop in risk-free interest rates. This decreased the value of Aegon’s mortgage portfolio, while unrealized gains on the value of the bond portfolio reduced through the sale of bonds to optimize the investment portfolio in the Netherlands. In addition, the reduction in liquidity premium increased the value of IFRS insurance liabilities. The LAT shortfall was partially offset by EUR 484 million fair value gains on hedges and a gain on the guarantee provision of EUR 369 million both mainly driven by lower interest rates. Furthermore, fair value items included EUR 100 million positive real estate revaluations.

Fair value gains of EUR 157 million in the Americas in the first half of 2019 were driven by gains on the macro hedge net of reserve movements.

Fair value losses in the United Kingdom amounted to EUR 76 million in the first half of 2019 and were mainly due to negative fair value movements on equity hedges following rising equity markets.

Realized gains on investments

Realized gains on investments totaled EUR 275 million in the first half of 2019, reflecting by EUR 224 million gains on the sale of bonds to optimize the investment portfolio in the Netherlands.

Net impairments

Net impairments were EUR 39 million in the first half of 2019, predominantly caused by the impairment of corporate bonds resulting from bankruptcy filings in the United States.

Other charges

Other charges of EUR 93 million in the first half of 2019 were driven by EUR 64 million model & assumption changes, mainly in the United States, EUR 72 million restructuring expenses in the United Kingdom and the United States, including the wind down of the Akaan Transamerica joint venture in Mexico, as well as EUR 41 million IFRS 9 / 17 implementation expenses. These were partly offset by a EUR 70 million gain on the sale of Aegon’s Czech and Slovak operations and a EUR 21 million gain resulting from the restructuring of financing agreements related to the merger of two reinsurance captives in the United States.

Run-off businesses

The result from run-off businesses amounted to a profit of EUR 8 million in the first half of 2019, driven by higher results on the retained individual life reinsurance business, which can be volatile.

Income tax

Income tax amounted to a charge of EUR 65 million in the first half of 2019, while income before tax was EUR 367 million in the first half of 2019, resulting in an effective tax rate on net income of 17.8% for the first half of 2019. The effective tax rate reflects the tax exempt gain on the divestment of Aegon’s Czech and Slovak operations, and tax exempt income and the use of tax credits in the United States.

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Commissions and expenses

Commissions and expenses decreased by 3%, compared with the first half of 2018, to EUR 3.2 billion in the first six months of 2019 as lower commissions were partly offset by higher operating expenses Operating expenses increased by 3% to EUR 1,918 million in the first half of 2019 compared with the first half of 2018, but were flat on a constant currency basis. This reflects investments to support growth and improve customer experience in the United States, the acquisition of Robidus in the Netherlands, and higher IFRS 9 / 17 implementation expenses. These were offset by lower restructuring expenses in the United States and the divestment of Aegon’s Czech, Slovak and Irish operations.

Production

Gross deposits increased by 2% compared with the first six months of 2018 to EUR 65 billion in the first half of 2019, and were essentially stable excluding favorable currency movements, as higher deposits in the Americas, the Netherlands and Asset Management were offset by lower deposits in the United Kingdom. Gross deposits in the Americas increased by 9% in the first half of 2019 compared with the first half of 2018, and 1% on constant currencies, driven by higher takeover deposits in Retirement Plans, higher Variable Annuity deposits reflecting product enhancements, as well as increased fixed indexed annuity sales. Asset Management’s gross deposits rose 4% in the first half of 2019 compared with the same period last year, driven by AIFMC, Aegon’s joint venture in China. In the Netherlands gross deposits increased by 41%, driven by continued momentum at Aegon’s Premium Pension Institution (PPI) and online bank Knab. The 51% decline in the United Kingdom in the first half of 2019 compared with the first half of 2018 was mainly the result of lower institutional platform flows, which have a low margin.

Net outflows amounted to EUR 2.7 billion for the first half of 2019 due to EUR 3.5 billion net outflows in the United States, mainly due to contract discontinuances in Retirement Plans. Variable Annuities and Fixed Annuities also recorded outflows, as these businesses mature. Furthermore, the United Kingdom had net outflows of EUR 2.8 billion, following lower gross deposits. This was partly offset by EUR 3.2 billion external third-party net inflows at Asset Management, driven by new mandates at AIFMC.

New life sales declined by 4% compared with the first half of 2018 to EUR 405 million in the first half of 2019, as a result of lower term life, universal life and whole life sales in the United States and lower sales in the Asian HNW business. The latter was impacted by macro uncertainties and a shift of the market towards whole life type products.

New premium production for accident & health insurance decreased by 45% compared with the first half of 2018 to EUR 117 million in the first half of 2019. This was predominantly caused by lower sales in the travel insurance, affinity and stop loss segments in the United States, which resulted from the previously announced strategic decision to exit these segments. Furthermore, workplace voluntary benefits sales declined. New premium production for property & casualty insurance increased by 7% compared with the same period in 2018 to EUR 65 million in the first half of 2019, driven by Hungary.

Capital management

Shareholders’ equity increased by EUR 1.6 billion to EUR 20.8 billion on June 30, 2019 compared with year-end 2018, primarily driven by higher revaluation reserves as a result of lower interest rates and tightening credit spreads. Shareholders’ equity excluding revaluation reserves on June 30, 2019 decreased by EUR 0.2 billion compared with year-end 2018 to EUR 15.5 billion – or EUR 7.46 per common share – at the end of the first half 2019. Net income more than offset dividends paid to shareholders and the impact of adverse market movements on defined benefit obligations.

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The gross financial leverage ratio increased by 10 basis points compared with year-end 2018 to 29.3% in the first half of 2019, which is within Aegon’s 26 – 30% target range. In the first half of 2019, Aegon successfully issued EUR 500 million Restricted Tier 1 perpetual contingent convertible securities, with a fixed coupon of 5.625%. The proceeds thereof were used to redeem USD 500 million grandfathered Tier 1 securities with a coupon of 6.5%. This resulted in a slight increase in leverage, which more than offset higher shareholders’ equity excluding revaluation reserves.

Solvency II ratio

Despite a decrease of Aegon’s Group Solvency II ratio from 211% to 197% during the first half of 2019, the ratio was at the upper end of the target zone of 150 – 200%. The ratio decreased, as normalized capital generation was more than offset by payment of the final 2018 dividend, adverse market impacts, and one-time items, including model & assumption changes in Asia.

The estimated RBC ratio in the United States increased to 472% on June 30, 2019, from 465% on December 31, 2018, and remained well above the bottom-end of the target range of 350%. The increase mainly resulted from retained capital generation and favorable one-time items. Market impacts were on balance slightly adverse, as the benefit from higher equity markets was more than offset by the impact from lower interest rates.

The estimated Solvency II ratio in the Netherlands decreased to 152% on June 30, 2019, from 181% on December 31, 2018 mainly driven by adverse market impacts. Negative market impacts of -38%-points resulted from adverse credit spread movements on both assets and insurance liabilities. Aegon expects a significant part of these market impacts to reverse over time. The widening of credit spreads on mortgages was driven by the drop in risk-free interest rates while customer mortgage rates hardly moved, and resulted in a decrease in the value of Aegon’s mortgage portfolio. In Aegon’s view, this development is not a reflection of deterioration of credit quality in the portfolio. At the same time, credit spreads on bonds tightened and led to a 15 basis points reduction of the EIOPA (European Insurance and Occupational Pensions Authority) volatility adjustment from 24 to 9 basis points. This resulted in a lower discount rate for Aegon’s insurance liabilities and a corresponding reduction of the Solvency II ratio.

After discussions with Dutch Central Bank, illiquid investments are now treated as equities under the standard formula instead of as loans under the internal model. This resulted in a significant increase in required capital and reduced the Solvency II ratio of Aegon the Netherlands by 8%-points. Furthermore, the lowering of the UFR had an adverse impact of 4% points. Management actions contributed positively to the Solvency II ratio of Aegon the Netherlands and consisted mainly of the benefit from the merger between Aegon Leven and Optas as well as the optimization of the investment portfolio, including the sale of bonds. In line with its peers and consistent with the calculation of Aegon’s Group Solvency II ratio, Aegon Bank has been removed from the calculation of the Solvency II ratio of Aegon the Netherlands, which had a positive impact of 3%-points on the unit’s ratio. Furthermore, management actions had a positive impact of 9%-points on the Solvency II ratio of Aegon the Netherlands.

As previously announced, Aegon reviewed its Solvency II target zone for the Netherlands following a change to the modeling of the dynamic volatility adjustment in the second half of 2018. This model change was made to align with EIOPA guidance, and resulted in increased credit sensitivities for Aegon the Netherlands. As a result, management decided to increase the bottom end of the target range from 150% to 155%.

Unaudited	Page 52

The estimated Solvency II ratio in the United Kingdom decreased to 165% on June 30, 2019, from 184% on December 31, 2018, and remained well above the bottom-end of the target range of 145%. The decrease was mainly driven by GBP 160 million remittances to the Holding, including an extraordinary dividend of GBP 100 million on the back of Aegon UK’s solid and resilient capital positon. Adverse market impacts were mainly caused by tightening credit spreads, which led to a lower discount rate for the own employee pension plan.

Dividends from and capital contributions to business units

Aegon received EUR 765 million in gross remittances from subsidiaries in the first half of 2019, of which EUR 397 million came from the Americas, EUR 344 million from Europe and EUR 24 million from Asset Management. This included an extraordinary dividend from the United Kingdom of EUR 112 million and EUR 131 million proceeds from the divestment of Aegon’s activities in the Czech Republic and Slovakia. Aegon the Netherlands retained its planned remittance over the first half of the year, as the unit is currently below its Solvency II target zone. Aegon the Netherlands intends to resume remittances once it returns to its target zone.

Capital injections of EUR 142 million in the first half of 2019, primarily related to investments in business growth. Aegon Bank received capital of EUR 45 million to fund increased capital requirements as a result of a shift to consumer and small business loans, as well as overall balance sheet growth. Other capital injections in Europe of EUR 45 million mainly related to Aegon’s own business in Spain and Turkey. Capital injections related to digital distribution initiatives in Asia amounted to EUR 29 million, while those in the variable annuity joint ventures in Japan were EUR 24 million. As part of the sale of Aegon’s 50% stake in these joint ventures, which was announced on May 17, 2019, it was agreed that the purchase price will be increased for EUR 22 million of capital injections.

Unaudited	Page 53

ii AMERICAS

Results Americas	Amounts in USD millions			Amounts in EUR millions

	First half	First half		First half	First half

	2019	2018	%	2019	2018	%

Net underlying earnings	564	609	(7)	499	503	(1)
Tax on underlying earnings	87	120	(28)	77	99	(22)
Underlying earnings before tax by business
Life	109	96	13	97	80	22
Accident & Health	128	123	4	113	102	11
Retirement Plans	76	137	(44)	68	113	(40)
Mutual Funds	19	26	(28)	17	22	(23)
Variable Annuities	202	253	(20)	179	209	(14)
Fixed Annuities	69	52	34	61	43	43
Stable Value Solutions	43	47	(8)	38	39	(1)
Latin America	4	(4)	n.m.	4	(4)	n.m.
Underlying earnings before tax	651	729	(11)	576	602	(4)

Fair value items	177	(91)	n.m.	157	(75)	n.m.
Gains / (losses) on investments	28	(150)	n.m.	24	(124)	n.m.
Net impairments	(20)	5	n.m.	(18)	4	n.m.
Other income / (charges)	(71)	(106)	33	(63)	(87)	28
Run-off businesses	9	(8)	n.m.	8	(7)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	774	379	104	685	313	119

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	3	1	185	3	1	n.m.
Income tax	(114)	(90)	(27)	(101)	(74)	(36)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(3)	(1)	(185)	(3)	(1)	n.m.
Net income	660	289	128	584	239	145

Life insurance gross premiums	4,089	4,108	-	3,619	3,392	7
Accident and health insurance premiums	793	981	(19)	702	810	(13)
Total gross premiums	4,882	5,090	(4)	4,320	4,202	3

Investment income	1,782	1,810	(2)	1,577	1,494	6
Fees and commission income	959	1,153	(17)	848	951	(11)
Other revenues	4	3	37	3	2	47
Total revenues	7,626	8,055	(5)	6,749	6,650	1

Commissions and expenses	2,077	2,397	(13)	1,838	1,979	(7)
of which operating expenses	872	960	(9)	772	793	(3)

New life sales
Life	201	218	(8)	178	180	(1)
Latin America	25	39	(34)	22	32	(30)
Total recurring plus 1/10 single	226	257	(12)	200	212	(6)

New premium production accident and health insurance	98	228	(57)	87	188	(54)

Gross deposits (on and off balance)
Life	3	4	(17)	3	3	(11)
Retirement Plans	19,025	18,714	2	16,837	15,449	9
Mutual Funds	3,205	3,418	(6)	2,836	2,822	1
Variable Annuities	1,695	1,662	2	1,500	1,372	9
Fixed Annuities	362	208	75	321	171	87
Latin America	137	89	54	122	74	65
Total gross deposits	24,427	24,095	1	21,619	19,892	9

Exchange rates

Weighted average exchange rates:

			USD
YTD 2019	1	EUR	1.1299
YTD 2018	1	EUR	1.2113

Unaudited	Page 54

Net income

Net income from Aegon’s businesses in the Americas increased by USD 371 million to USD 660 million in the first half of 2019 compared with the first half of 2018. A decrease in underlying earnings before tax was more than offset by improved fair value items and realized gains.

The results from fair value items in the first half of 2019 amounted to a profit of USD 177 million.

-	The gain on fair value hedges without an accounting match under IFRS was USD 174 million, driven by gains on the macro hedge net of reserve movements reflecting favorable equity markets.

-	The result on fair value hedges with an accounting match amounted to a loss of USD 24 million, mainly caused by credit spread tightening.

-	The results on fair value investments amounted to a profit of USD 27 million, mainly from the impact of credit spreads on derivatives.

Realized gains on investments of USD 28 million in the first half of 2019 resulted from normal trading activity. Net impairments amounted to USD 20 million in the first half of 2019, reflecting impairments of corporate bonds resulting from bankruptcy filings. The run-off businesses increased to a profit of USD 9 million in the first half of 2019 compared with the same period last year, driven by higher results on the retained individual life reinsurance business, which can be volatile.

Other charges of USD 71 million in the first half of 2019 were mainly caused by model and assumption changes of USD 80 million. These mainly related to charges for surrender, lapse and mortality updates in Life, partly offset by gains driven by updates to variable annuity and indexed universal life model and assumptions. Other charges also included USD 16 million restructuring charges related to the TCS partnership and the decision to exit the Akaan Transamerica joint venture in Mexico. These were partly offset by a USD 24 million gain resulting from the restructuring of financing agreements related to the merger of two reinsurance captives.

Income tax expenses in the first half of 2019 amounted to USD 114 million or a 15% effective tax rate. This is below the statutory rate of 21% due to tax exempt income and the use of tax credits.

Underlying earnings before tax

Underlying earnings before tax from the Americas decreased by 11% compared with the first half of 2018 to USD 651 million in the first half of 2019, largely due to lower fee income in Retirement Plans and Variable Annuities, as well as investments in the business to support growth and improve customer experience. This was partly offset by better claims experience in Life and higher underlying earnings before tax in Fixed Annuities.

-

Life underlying earnings before tax increased by 13% compared with the first half of 2018 to USD 109 million in the first half of 2019, driven by better persistency and mortality experience. Adverse persistency experience in the first half of 2019 was USD 23 million compared with USD 55 million in the same period last year, while adverse mortality experience was USD 57 million this half year versus USD 67 million in the first half of 2018. This was partially offset by the one-time impact from lower interest rates on intangibles and higher expenses to support growth and improve customer experience.

-

Underlying earnings before tax from Accident & Health increased by 4% compared with the first half of 2018 to USD 128 million in the first half of 2019, as one-time benefits increased by USD 26 million, related to reserve releases for paid-up Long-Term Care policies where the insured was found to be deceased. This was partly offset by the impact of product exits in travel, affinity and stop loss insurance.

Unaudited	Page 55

-

Underlying earnings before tax from Retirement Plans decreased by 44% compared with the first six months of 2018 to USD 76 million in the first half of 2019. This was caused by higher operating expenses to support growth and improve the Workplace experience, lower fee income from lower average asset balances, and a lower investment margin.

-

Mutual Funds underlying earnings before tax decreased by 28% compared with the first half of 2018 to USD 19 million in the first half of 2019, as a result of lower fee income from lower balances and lower margins, as well as higher operating expenses.

-

Underlying earnings before tax from Variable Annuities amounted to USD 202 million in the first half of 2019, a decrease of 20% compared with the same period last year, primarily caused by lower fee income from lower average balances.

-

Underlying earnings before tax from Fixed Annuities increased by 34% compared with the first half of 2018 to USD 69 million in the first half of 2019, driven by favorable intangible adjustments and improved persistency, both driven by lower interest rates.

-	Stable Value Solutions underlying earnings before tax declined by 8% compared with the first half of 2018 to USD 43 million in the first half of 2019, caused by margin pressure.

-

Underlying earnings before tax from Latin America increased by USD 8 million compared with the first half of 2018 to USD 4 million in the first half of 2019, reflecting growth from the Aegon Mongeral joint venture in Brazil and the strategic decision to wind down the loss-making Akaan Transamerica joint venture in Mexico.

Operating expenses

Operating expenses decreased by 9% compared with the first half of 2018 to USD 872 million in the first six months of 2019, as restructuring expenses related to the TCS partnership were USD 100 million lower than in the same period last year. This was partly offset by investments to support growth and improve customer experience.

Sales and deposits

Gross deposits amounted to USD 24.4 billion in the first half of 2019, an increase by 1% compared with the same period last year. Deposits in Retirement Plans rose by 2% compared with the first half of 2018 to USD 19.0 billion in the first half of 2019, due to higher takeover deposits and growth through the Advice Center. Deposits in Fixed Annuities increased by 75% compared with the first half of 2018 to USD 0.4 billion in the first half of this year, as a result of higher fixed indexed annuity sales, reflecting product enhancements and a new distribution partnership. Gross deposits in Variable Annuities were up by 2% compared with the first half of 2018 to USD 1.7 billion in the first half of 2019, driven by product enhancements.

Total net outflows amounted to USD 4.4 billion in the first half of 2019. Net outflows in Retirement Plans totaled USD 1.7 billion for the first half of 2019, mainly caused by contract discontinuances of USD 7.7 billion, and increased participant withdrawals. Net outflows in Variable Annuities amounted to USD 1.5 billion in the first half of 2019, due to surrenders as the business matures. Net outflows in Mutual Funds of USD 0.2 billion in the first six months of 2019 were the result of increased withdrawals from equity and bonds funds, reflecting market volatility. Fixed Annuities experienced net outflows of USD 0.6 billion in the first half of 2019 as the traditional book matures.

Unaudited	Page 56

New life sales were down by 12% to USD 226 million in the first half of 2019 compared with the first half of 2018, mainly caused by lower term life, universal life and whole life sales. Indexed universal life sales were stable.

New premium production for Accident & Health insurance declined by 57% compared with the same period last year to USD 98 million in the first half of 2019, as a result of the previously announced strategic decision to exit the travel insurance, affinity and stop loss insurance segments, and lower workplace voluntary benefits sales.

Unaudited	Page 57

iii Europe

Income statement - Underlying earnings			First half 2019
Amounts in EUR millions	The Netherlands	United Kingdom	Southern and Eastern Europe	Europe

Net underlying earnings	254	61	31	346
Tax on underlying earnings	74	8	10	93
Underlying earnings before tax by business / country	328	70	42	439
Fair value items	(859)	(76)	-	(936)
Gains / (losses) on investments	230	1	21	252
Net impairments	(9)	-	-	(9)
Other income / (charges)	4	(16)	41	29
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(307)	(22)	103	(226)

Income tax	57	(23)	(10)	24
Net income / (loss)	(250)	(44)	92	(202)

Revenues
Life insurance gross premiums	852	3,291	277	4,420
Accident and health insurance premiums	164	14	97	275
Property & casualty insurance premiums	66	-	193	259
Total gross premiums	1,081	3,305	568	4,954
Investment income	1,122	1,230	39	2,391
Fees and commission income	114	95	25	235
Total revenues	2,318	4,631	632	7,581

Commissions and expenses	431	350	224	1,006
of which operating expenses	389	263	123	776

Income statement - Underlying earnings			First half 2018
Amounts in EUR millions	The Netherlands	United Kingdom	Southern and Eastern Europe	Europe

Net underlying earnings	252	64	40	356
Tax on underlying earnings	67	4	9	79
Underlying earnings before tax by business / country	318	69	49	435
Fair value items	73	(4)	-	69
Gains / (losses) on investments	39	21	1	61
Net impairments	-	-	1	1
Other income / (charges)	27	(182)	(25)	(179)
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	458	(97)	26	387

Income tax	(95)	-	(9)	(104)
Net income	363	(97)	17	283

Revenues
Life insurance gross premiums	902	3,900	321	5,124
Accident and health insurance premiums	152	15	95	262
Property & casualty insurance premiums	70	-	173	243
Total gross premiums	1,125	3,915	589	5,629
Investment income	1,109	765	42	1,915
Fees and commission income	98	105	31	234
Total revenues	2,332	4,785	662	7,779

Commissions and expenses	380	346	248	975
of which operating expenses	323	253	141	717

Unaudited	Page 58

Results Europe	First half	First half
Amounts in EUR millions	2019	2018	%

Net underlying earnings	346	356	(3)
Tax on underlying earnings	93	79	17
Underlying earnings before tax by business / country
Netherlands	328	318	3
United Kingdom	70	69	2
Southern and Eastern Europe	42	49	(14)
Underlying earnings before tax	439	435	1

Fair value items	(936)	69	n.m.
Gains / (losses) on investments	252	61	n.m.
Net impairments	(9)	1	n.m.
Other income / (charges)	29	(179)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(226)	387	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	7	4	66
Income tax	24	(104)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(7)	(4)	(66)
Net income	(202)	283	n.m.

Life insurance gross premiums	4,420	5,124	(14)
Accident and health insurance premiums	275	262	5
Property & casualty insurance premiums	259	243	7
Total gross premiums	4,954	5,629	(12)

Investment income	2,391	1,915	25
Fees and commission income	235	234	-
Total revenues	7,581	7,779	(3)

Commissions and expenses	1,006	975	3
of which operating expenses	776	717	8

New life sales
Netherlands	52	52	1
United Kingdom	21	18	15
Southern and Eastern Europe	64	69	(8)
Total recurring plus 1/10 single	137	140	(2)

New premium production accident and health insurance	25	20	24
New premium production property & casualty insurance	65	61	7

Gross deposits (on and off balance)
Netherlands	6,121	4,328	41
United Kingdom	3,602	7,283	(51)
Southern and Eastern Europe	175	202	(13)
Total gross deposits	9,898	11,813	(16)

Unaudited	Page 59

Europe covers the following operating segments: The Netherlands, United Kingdom and Southern & Eastern Europe. This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as Aegon’s chief operating decision maker. For Europe, the underlying businesses are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in this section. Management is of the opinion that presenting the information for the entire European area is beneficial to the users of the financial information as it aligns to how Aegon management is looking at the information following convergence in Europe from a regulatory standpoint and financial markets perspective.

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Europe segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

		YTD 2019	YTD 2018
Pound sterling (GBP)	EUR	0.8730	0.8794
Czech koruna (CZK)	EUR	25.6637	25.4758
Hungarian forint (HUF)	EUR	319.9064	313.4863
Polish zloty (PLN)	EUR	4.2913	4.2185
Romanian leu (RON)	EUR	4.7399	4.6527
New Turkish lira (TRY)	EUR	6.3519	4.9530

Net income

Net loss from Aegon’s businesses in Europe amounted to EUR 202 million. The loss from fair value items was EUR 936 million, driven by a EUR 1.4 billion increase of insurance provisions from a shortfall in the Liability Adequacy Test (LAT) in the Netherlands. The LAT assesses the adequacy of the insurance technical provisions by comparing their fair value with the IFRS carrying amount of the insurance liabilities. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains and the difference between the fair value and the book value of those assets measured at amortized cost, mainly residential mortgages. In the first half of 2019 mortgage spreads widened as a result of the drop in risk-free interest rates, while mortgage rates hardly moved. This decreased the fair value of Aegon’s mortgage portfolio, while the unrealized gains of the bond portfolio reduced through the sale of bonds to optimize the investment portfolio in the Netherlands. In addition, the reduction in liquidity premium increased the value of IFRS insurance liabilities. The LAT shortfall was partly offset by fair value gains of EUR 484 million and a gain on the guarantee provision of EUR 369 million. In addition, positive real estate revaluations in the Netherlands amounted to EUR 100 million. In the United Kingdom, fair value losses totaled EUR 76 million and were mainly driven by negative fair value movements on equity hedges following increased equity markets.

Realized gains totaled EUR 252 million and were primarily the result of portfolio optimization in the Netherlands. In Spain & Portugal realized gains amounted to EUR 19 million as a result of the divestment of assets backing insurance liabilities. This was fully offset by a similar amount in other charges due to a related transaction. Other income of EUR 29 million was driven by a EUR 70 million book gain on the divestment of Czech Republic and Slovakia, as well as a gain of EUR 37 million in the United Kingdom related to policyholder taxes, which was offset by an equal amount in Aegon’s income tax line. These were largely offset by EUR 33 million integration expenses for Cofunds, EUR 23 million transition, conversion charges related to the agreement with Atos for administration services related to the Existing Business, both in the United Kingdom, and the aforementioned transaction in Spain.

Unaudited	Page 60

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 1% compared with the first half of 2018 to EUR 439 million. Underlying earnings before tax were up in all regions adjusting for the lower underlying earnings before tax as a result of the divestment of Czech Republic and Slovakia, which closed in January 2019.

-

Underlying earnings before tax in the Netherlands were up by 3%, compared with the first half of 2018, to EUR 328 million. Life underlying earnings before tax increased to EUR 262 million compared with the same period last year as a result of an improved investment margin, reflecting the shift to higher-yielding assets and lower profit sharing. Underlying earnings before tax from Non-life decreased to EUR 10 million, compared with the first half of 2018 due to lower disability provision releases compared with last year. Compared with the first half of 2018, Banking underlying earnings before tax decreased by 2% to EUR 48 million, as higher net interest margin, reflecting balance sheet growth and lower funding costs, was offset by higher expenses in line with the bank’s growth. Service Business underlying earnings before tax declined to EUR 8 million compared with the same period last year.

-

In the United Kingdom underlying earnings before tax increased by 2% compared with the first half of 2018 to EUR 70 million. Digital Solutions underlying earnings before tax rose to EUR 16 million, compared with the same period last year, driven by higher fee income as a result of increased assets on the platform. Underlying earnings before tax of the Existing Business declined to EUR 53 million compared with the first half of 2018, caused by net outflows, including upgrades to the digital platform, and lower investment income following bond sales.

-

Compared with the first half of 2018, SEE’s underlying earnings before tax decreased by 14% to EUR 42 million, mainly due to the loss of underlying earnings before tax from Czech Republic and Slovakia following the divestment, and lower underlying earnings before tax from Romania, Hungary and Poland compared with the same period last year. Underlying earnings before tax in Spain & Portugal increased by EUR 12 million to EUR 19 million compared with the same period last year, driven by portfolio growth and better underwriting results in the joint ventures with Santander in Portugal.

Operating expenses

Operating expenses increased by 8% to EUR 776 million compared with the first half of 2018 as a result of higher expenses in the Netherlands and the United Kingdom, partly offset by lower expenses in SEE. The main drivers in the Netherlands were the impact of Robidus, acquired in September 2018, higher expenses related to the own employee pension plan compared with the first half of 2018, following a decrease of the discount rate, and investments in growth businesses. Higher expenses in the United Kingdom compared with the same period last year were mainly driven by higher restructuring expenses as a result of transition and conversion charges related to the agreement with Atos. Lower expenses in SEE, compared with the first half of 2018, were mainly due to the divestment of the businesses in Czech Republic and Slovakia and lower restructuring expenses compared with the first half of 2018.

Sales and deposits

New life sales decreased by 2% compared to the first half of 2018 to EUR 137 million. Lower sales in SEE, compared with the same period last year, were driven by the divestment of Aegon’s businesses in Czech Republic and Slovakia. These were partly offset by increasing protection sales in the United Kingdom compared with the same period last year. New life sales in the Netherlands remained stable compared with the first half of 2018, as higher sales following pension indexation premiums were offset by lower pension sales as a result of a continued shift in demand from defined benefit to defined contribution solutions, such as PPIs.

Unaudited	Page 61

New premium production for Accident & Health was up by 24% compared with the first half of 2018 to EUR 25 million as a result of higher sales in Spain following the launch of a new accidental death and disability product. New premium production for property & casualty insurance increased by 7% compared with the same period last year to EUR 65 million, driven by Hungary.

Gross deposits declined by 16% to EUR 9.9 billion compared with the first half of 2018 as gross deposits in the United Kingdom were down by 51% to EUR 3.6 billion compared with the same period last year mainly due to lower institutional platform flows, which have a low margin. Gross deposits in SEE declined by 13% compared with last the same period last year to EUR 175 million, largely as a result of the loss of deposits from Czech Republic and Slovakia following the divestment. This was partly offset by a 41% increase to EUR 6.1 billion in the Netherlands compared with the first half of 2018, driven by continued momentum at Aegon’s Premium Pension Institution (PPI) and online bank Knab.

Unaudited	Page 62

iv Asia

Results Asia	Amounts in USD millions			Amounts in EUR millions
	First half 2019	First half 2018	%	First half 2019	First half 2018	%

Net underlying earnings	27	16	64	24	14	76
Tax on underlying earnings	9	22	(57)	8	18	(54)
Underlying earnings before tax by business / country
High net worth businesses	33	40	(18)	29	33	(12)
Aegon Insights	8	4	97	7	3	111
Strategic partnerships	(4)	(6)	28	(4)	(5)	22
Underlying earnings before tax	36	38	(5)	32	31	2

Fair value items	(6)	(2)	(167)	(5)	(2)	(186)
Gains / (losses) on investments	(2)	(11)	77	(2)	(9)	75
Net impairments	(1)	-	n.m.	(1)	-	n.m.
Other income / (charges)	(18)	(7)	(177)	(16)	(5)	(197)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	9	18	(51)	8	15	(48)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(5)	10	n.m.	(4)	8	n.m.
Income tax	(1)	(17)	95	(1)	(14)	95
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	5	(10)	n.m.	4	(8)	n.m.
Net income	8	1	n.m.	7	1	n.m.

Life insurance gross premiums	471	533	(12)	417	440	(5)
Accident and health insurance premiums	58	61	(5)	51	50	2
Total gross premiums	529	594	(11)	468	490	(4)

Investment income	168	155	8	149	128	16
Fees and commission income	32	36	(10)	29	30	(4)
Other revenues	1	1	14	1	1	22
Total revenues	730	786	(7)	646	649	-

Commissions and expenses	139	140	(1)	123	115	7
of which operating expenses	95	96	(1)	84	79	7

New life sales
High net worth businesses	22	29	(24)	19	24	(18)
Strategic partnerships	54	56	(4)	48	46	3
Total recurring plus 1/10 single	76	85	(11)	67	70	(4)

New premium production accident and health insurance	5	5	5	5	4	13

Gross deposits (on and off balance) by region
Strategic partnerships - China	8	3	152	7	3	170
Strategic partnerships - Japan*	-	89	n.m.	-	74	n.m.
Total gross deposits	8	93	(91)	7	76	(91)
*	Due to the announced divestment of Aegon’s 50% stake in the joint venture with Sony Life, Net & Gross Deposits of Japan are no longer included in 1H2019.

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asia segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2019	YTD 2018
US dollar (USD)	1	EUR	1.1299	1.2113
Chinese Yuan Renminbi (CNY)	1	EUR	7.6552	7.7022

Unaudited	Page 63

Net income

Net income from Aegon’s operations in Asia increased to USD 8 million in the first half of 2019 compared with a net income of USD 1 million in the first half of 2018.

Fair value items amounted to a loss of USD 6 million mainly from hedging losses in Japan. Realized losses on investments in Asia of USD 2 million were driven by normal trading activity and net impairments of USD 1 million resulted from several write-offs. Other charges of USD 18 million were mainly caused by a USD 9 million correction of modelled premium paying periods for a specific Accident & Health book, a USD 5 million provision for remediation of policies sold via the telemarketing channel in the run-off book of Aegon Insights, and a USD 3 million charge for the regular annual model and assumption updates in the High net worth businesses.

In China, the banking and insurance regulator, CBRIC, has revised the tax deductibility of insurance sales commission from a cap of 10% of gross premium to 18% while also enabling the excess portion above the cap to be treated as a temporary difference rather than a permanent difference. This positive change, made retrospectively to 2018, will improve the profitability and capital generation of Aegon’s joint venture in China, Aegon THTF, compared to the situation before the change as new sales growth in recent years has led to commission tax payments under the old rule.

Resulting from the commission tax law change, income tax benefited in the first half of 2019 from a one-off tax credit for 2018 of USD 5 million and from lower income tax rates in China as of 2019 compared to the income tax rates before the commission tax law change. Consequentially, Asia’s effective tax rate on underlying earnings before tax changed from 57% in the first half of 2018 to 26% in the first half of 2019.

Underlying earnings before tax

Asia generated underlying earnings before tax of USD 36 million in the first half of 2019, which was USD 2 million or 5% below underlying earnings before tax of USD 38 million for the first half of 2018. Underlying earnings before tax from Strategic partnerships increased by USD 2 million compared to the first half of 2018. Underlying earnings before tax from Aegon Insights increased by USD 4 million compared to the first half of 2018. Underlying earnings before tax from High net worth businesses decreased by USD 7 million compared to the first half of 2018 largely due to lower interest rates.

-

Underlying earnings before tax from High net worth businesses amounted to USD 33 million in the first half of 2019, 18% lower than the first half of 2018. Lower interest rates led to intangible adjustments, which were partly offset by favorable claims experience.

-

Aegon Insights, the direct marketing business that is in run-off, raised its underlying earnings before tax by USD 4 million to USD 8 million in the first half of 2019 compared to the first half of 2018, largely driven by expense savings and favorable claims experience.

-

Underlying earnings before tax from Strategic partnerships improved by USD 2 million to a loss of USD 4 million in the first half of 2019 compared to the first half of 2018, mainly driven by business growth and favorable persistency in China, and lower investments in new business in the traditional channel in India as it pivots towards digital channels. Underlying earnings before tax were offset by an investment in an eBroker initiative designed to connect the existing digital assets in Asia. The joint ventures in Japan remained loss-making in the first half of 2019. Aegon and Sony Life signed transaction agreements related to the divestment of Aegon’s 50% stake in the variable annuity joint ventures in Japan on June 28, 2019.

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Operating expenses

Operating expenses were stable at USD 95 million in the first half of 2019 compared with operating expense of USD 96 million in the first half of 2018. Expense reductions in India and from the run-off of Aegon Insights were compensated by investments in growth in the High net worth businesses, China and the eBroker initiative.

Sales and deposits

Aegon has agreed to divest its 50% stake in the variable annuity joint ventures in Japan. Therefore, deposits from Japan are no longer reported. Aegon Insights is in run-off and does not report new sales.

Total new life sales declined by 11% to USD 76 million for the first half of 2019 compared to the first half of 2018.

-

New life sales from High net worth businesses decreased by 24% to USD 22 million for the first half of 2019 compared to the first half of 2018 reflecting continued pressure on the universal life business resulting from macro uncertainties and a shift of the market towards whole life type products.

-

In Strategic partnerships, total new life sales declined by USD 2 million to USD 54 million for the first half of 2019 compared to the first half of 2018. Sales growth in China was offset by adverse currency movements and lower sales in the traditional channel in India.

New premium production in Accident and Health insurance, produced in Aegon’s joint venture in China, Aegon THTF, was stable at USD 5 million in the first half of 2019 compared to the first half of 2018.

Gross deposits from Strategic partnerships in China amount to USD 8 million in the first half of 2019 and more than doubled compared to the first half of 2018. Net deposits amount to USD 7 million in the first half of 2019, and increased from USD 1 million in the first half of 2018.

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v Asset Management

Results Aegon Asset Management	First half	First half
Amounts in EUR millions	2019	2018	%

Net underlying earnings	44	61	(27)
Tax on underlying earnings	16	22	(25)
Underlying earnings before tax by business / country
Americas	23	27	(15)
Europe	7	16	(57)
Rest of World	(3)	(4)	22
Strategic partnerships	34	44	(23)
Underlying earnings before tax	60	83	(27)

Gains / (losses) on investments	-	2	(97)
Other income / (charges)	(1)	(1)	-
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	59	83	(29)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	10	14	(25)
Income tax	(16)	(27)	40
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(10)	(14)	25
Net income	43	55	(23)

Management fees	243	245	(1)
Performance fees	4	26	(85)
Other	31	33	(4)
Total revenues *	278	303	(8)

Commissions and expenses	240	246	(2)
of which operating expenses	219	219	-

Cost / income ratio	78.7%	72.4%	-

Gross flows other third-party
Americas	3,498	4,883	(28)
Europe	4,445	7,699	(42)
Rest of World **	(154)	99	n.m.
Strategic partnerships	25,692	19,486	32
Total gross flows other third-party	33,481	32,167	4

Net flows other third-party
Americas	649	1,019	(36)
Europe	325	3,986	(92)
Rest of World **	(353)	23	n.m.
Strategic partnerships	2,620	3,227	(19)
Total net flows other third-party	3,241	8,254	(61)

*  Net fees and commissions

** Rest of world include intragroup eliminations from internal sub-advised agreements

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Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asset management segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2019	YTD 2018
US dollar (USD)	1	EUR	1.1299	1.2113
Pound sterling (GBP)	1	EUR	0.8730	0.8794
Hungarian Forint (HUF)	1	EUR	319.9064	313.4863
Chinese Yuan Renminbi (CNY)	1	EUR	7.6552	7.7022

Net income

Net income in the first half of 2019 decreased to EUR 43 million mainly as a result of lower underlying earnings before tax compared with the same period in 2018.

Underlying earnings before tax

Underlying earnings before were down by 27% in the first half of 2019 compared with the same period in 2018 to EUR 60 million. This decrease was a result of lower revenues in the Americas and Europe and lower performance fees in Strategic partnerships.

-

Americas underlying earnings before tax decreased by EUR 4 million to EUR 23 million in the first half of 2019, compared with the first half of 2018. This was mainly driven by lower origination fees due to lower commercial mortgage loan production, and higher project and personnel expenses. These were partly offset by higher management and performance fees.

-

Underlying earnings before tax from Europe decreased to EUR 7 million, compared with EUR 16 million in the first half of 2018, and was mainly due to the UK. In the UK, the departure of a number of fund managers and Brexit uncertainty led to outflows. These impacts more than offset lower expenses and positive markets. The underlying earnings before tax in the Netherlands was stable over the period with higher management fees from mortgages and asset backed securities portfolios being offset by higher project expenses.

-

Underlying earnings before tax from Strategic partnerships decreased by EUR 10 million in the first half of 2019 to EUR 34 million, compared with the same period in 2018. This decline was driven by our Strategic partnership in China, our joint venture Aegon Industrial Fund Management Company (AIFMC), where lower performance fees compared with first half year of 2018 were partly offset by higher management fees and lower expenses. Performance of La Banque Postale Asset Management (LBPAM) was in line with the first half of 2018.

-

Rest of World underlying earnings before tax amounted to a loss of EUR 3 million in the first half of 2019, compared to a loss of EUR 4 million in the first half of 2018. This mainly resulted from positive seed capital performance, which was partly offset by lower revenue from lower assets under management.

Operating expenses

Operating expenses remained stable at EUR 219 million, compared with the same period in 2018. Lower performance based compensation in AIFMC, was offset by higher project and personnel expenses in the US, higher project expenses in Europe and strengthening of the US dollar. The cost/income ratio weakened by 7%-points to 79% compared to the first half of 2018, as a result of the decrease in revenues. Annualized operating expenses as a percentage of average assets under management increased by 1 basis point to 15 basis points, compared to the first half of 2018.

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Production

Gross inflows in external third-party increased by 4% in the first half of 2019 to EUR 33.5 billion compared with the same period in 2018. This resulted from increased inflows in AIFMC, mainly supported a new mandate in the first quarter. In the Americas gross inflows decreased due to lower sales in a number of product categories. In Europe gross inflows decreased driven by the loss of key fund managers in the UK and Brexit uncertainty, which had a considerable impact.

The external third-party net inflows were solid at EUR 3.2 billion for the first half year of 2019. This amount was primarily due to AIFMC, which contributed EUR 2.6 billion. Net inflows in the Americas were EUR 0.6 billion while flows in Europe showed a slight positive of EUR 0.3 billion, despite the outflows in the United Kingdom caused by key fund managers leaving. The Rest of World showed net outflows of EUR 0.4 billion, mainly due to increased competition in local markets, such as in Hungary.

Assets under management

Assets under management increased by EUR 23 billion in the first half of 2019 to EUR 325 billion compared with the end of 2018. This increase mainly resulted from positive market movements and external third-party net inflows, more than offsetting negative net flows in affiliates and the general account.

2.6 Post reporting date events

Post reporting date events are disclosed in note 20 of the condensed consolidated interim financial statements included in Item 1.

2.7 Capital and Liquidity Management

Guiding principles

The management of capital and liquidity is of vital importance for the Aegon Group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

Aegon follows a number of guiding principles in terms of capital and liquidity management:

•	Promoting strong capital adequacy in Aegon’s businesses and operating units;
•	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
•	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;
•	Maintaining adequate liquidity in the operating units and at the holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and
•	Maintaining continued access to international capital markets on competitive terms.

Aegon believes that the combination of these guiding principles strengthens the Company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the Company, its customers and other stakeholders.

The management and monitoring of capital and liquidity is firmly embedded in Aegon’s ERM framework, and is in line with Aegon’s risk tolerance. Aegon’s risk tolerance focuses on financial strength, continuity, steering the risk balance and the desired risk culture. Its core aim is to assist management in carrying out Aegon’s strategy within the Group’s capital and liquidity resources.

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Management of capital

The Company’s overall capital management strategy is based on adequate solvency capital, capital quality and the use of leverage.

Capital adequacy

Aegon’s goal for both its operating units and for the Aegon Group as a whole is to maintain a strong financial position and to be able to sustain losses resulting from adverse business and market conditions. The capitalization of Aegon and its operating units is managed in accordance with the most stringent of local regulatory requirements, rating agency requirements and self-imposed criteria.

Regulatory capital requirements

For EU domiciled insurance and reinsurance entities, the Solvency II regulatory framework determines the regulatory capital requirements. In Aegon’s Non-EEA (European Economic Arena) regions, (re)insurance entities domiciled in third-countries deemed (provisionally) equivalent (US, Bermuda, Japan, Mexico and Brazil), the capital requirement is based on local capital requirements.

Please note that numbers and ratios related to Solvency II as disclosed in this section represent Aegon’s estimates and are subject to supervisory review. Aegon has applied a Loss Absorbing Capacity of Deferred Taxes (LAC-DT) factor in the Netherlands of 75%, which remained unchanged from December 31, 2018. The LAC-DT factor will be recalibrated on a quarterly basis using the agreed methodology. The Solvency II capital ratios of the Group and Aegon the Netherlands do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past, as the potential liability cannot be reliably quantified at this point.

Adequate capitalization

To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II which are the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method.

The methodology used to calculate the Solvency II contribution of the Aegon US insurance entities encompasses two adjustments to the local capital position. To calculate the SCR, a conversion factor is applied of 150% Risk-Based Capital Company Action Level (RBC CAL). To calculate own funds, a 100% RBC CAL haircut to own funds by decreasing Americas regulated entities deferred tax assets and subsequently reducing Tier 1 unrestricted capital is applied to reflect transferability restrictions.

The allocation of restricted Tier 1 and Tier 2 capital instruments is based on the share of AC and D&A entities in the total available own funds (OF).

Aegon Bank is excluded from the Group Solvency ratio, as required by the Group Solvency II supervisor, DNB.

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On June 30, 2019, Aegon’s estimated capital position was:

	June 30, 2019 1), 2), 3)	December 31, 2018 2), 3)

Group own funds	17,679	17,602
Group SCR	8,996	8,349
Group Solvency II ratio	197%	211%

1 The Solvency II ratios are estimates and, are not final until filed with the regulator and subject to supervisory review.

2 The Solvency II ratios are based on Aegon’s partial internal model.

3 Aegon Bank is not included in the Group Solvency II ratio.

Aegon Group own funds amounted to EUR 17,679 million at June 30, 2019. The increase of EUR 77 million in own funds since December 31, 2018, is mostly driven by the positive expected return on Aegon inforce insurance portfolio and declining interest rates. This increase was partly offset by the negative market impact primarily from the EIOPA VA narrowing from 24 bps to 9 bps (negative impact of EUR 870 million on own funds) and widened mortgage spreads from 114 bps to 171 bps (negative impact of EUR 412 million on own funds). Furthermore, the lowering of the UFR from 4.05% to 3.90% led to a decrease in Own Funds as well.

Aegon Group PIM SCR amounted to EUR 8,996 million at June 30, 2019. The SCR increased by EUR 647 million since December 31, 2018 and is mainly due to negative market movements as a result of decline of interest rates, SCR for new business also contribute to the increase of SCR.

As a result of the above changes in own funds and PIM SCR, the Group Solvency II ratio decreased by 14% to 197% in first half 2019.

The capitalization levels of the most relevant country units are as follows:

	Capitalization June 30, 2019 1), 2), 3)	Capitalization December 31, 2018 1), 2), 3)

Aegon USA (Life entities) (RBC CAL)	472%	465%
Aegon the Netherlands (Solvency II ratio)	152%	189%
Aegon United Kingdom (Solvency II ratio)	165%	184%

1 The Solvency II ratios are estimates and, are not final until filed with the regulator and subject to supervisory review.

2 Refer to section ‘internal capital management framework’ for Aegon’s capitalization target ranges.

3 Aegon Bank is not included in the Aegon NL Solvency II ratio

Aegon Americas

The RBC CAL ratio of Aegon Americas insurance entities increased from 465% at December 31, 2018 to 472% mainly due to positive capital generation as a result of positive expected earnings on inforce partly offset by negative impact from higher than expected new business strain and paid dividend from US regulated companies. There are other large offsetting impacts in market impact, mainly due to gain from rising equity markets and partly offset by the decline of interest rates result in increase in VA required capital.

Aegon the Netherlands

The estimated Solvency II ratio in the Netherlands decreased to 152% on June 30, 2019, from 181% at the end of 2018. The decrease is mainly driven by negative market impacts primarily from the EIOPA VA narrowing from 24bps to 9bps, widening mortgage spreads and a decline of interest rates. Furthermore, the

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lowering of the UFR from 4.05% to 3.90% led to a decrease in Own Funds as well. These negative impacts are partly offset by management actions and positive expected return on inforce. Aegon Group decided to temporarily suspend remittances from the Netherlands, as the unit is currently below its Solvency II target zone. Remittances will be resumed once Aegon the Netherlands and its main subsidiary returns to their respective target zones.

Aegon United Kingdom

Aegon United Kingdom Solvency II ratio decreased from 184% as at December 31, 2018 to 165% mainly driven by the paid dividend to Aegon N.V. which had an impact of -12% on the Solvency II ratio. Other negative impacts mainly include higher than expected new business strain and negative market impact, partly offset by positive expected returns on inforce.

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its risk management framework. The following table provides an overview of the shocks to parameters used to assess the sensitivities, and their estimated impact on the Solvency II ratio as at June 30, 2019 and December 31, 2018:

		1H2019 reported				2H2018 reported
Sensitivity		Group	US	NL	UK	Group	US	NL	UK
Equity	-25%	-14%	-25%	-8%	-3%	-11%	-23%	-5%	-2%
	25%	13%	35%	4%	-4%	15%	34%	2%	-7%
Interest Rates	-50bps	-8%	-13%	-4%	-1%	-6%	-14%	-1%	-4%
	+50bps	6%	7%	6%	2%	3%	0%	3%	2%
Govt spreads	-50bps	6%	0%	13%	5%	n.a.	n.a.	n.a.	n.a.
	+50bps	-4%	0%	-7%	-5%	n.a.	n.a.	n.a.	n.a.
Non-govt credit spreads*	-50bps	-7%	-3%	-11%	-8%	-5%	-4%	-7%	-10%
	+50bps	5%	4%	11%	5%	5%	2%	7%	8%
US credit defaults**	~+200bps	-21%	-41%	n.a.	n.a.	-19%	-35%	n.a.	n.a.
UFR	-15bps	-2%	n.a.	-4%	n.a.	-1%	n.a.	-3%	n.a.
Longevity***	+5%	-7%	-3%	-12%	-3%	-6%	-4%	-9%	-3%
Mortgage spread	-50bps	5%	n.a.	13%	n.a.	5%	n.a.	11%	n.a.
	+50bps	-5%	n.a.	-13%	n.a.	-5%	n.a.	-11%	n.a.
EIOPA VA	-5bps	-3%	n.a.	-8%	n.a.	n.a.	n.a.	n.a.	n.a.
	+5bps	3%	n.a.	8%	n.a.	n.a.	n.a.	n.a.	n.a.

*    Previously known as Credit spreads

**  US credit additional defaults for 1 year including rating migration for structured assets

*** Reduction of annual mortality rates by 5%

The Group is exposed to the risk of a fall in equity markets driven by adverse impacts on the solvency ratio in US, NL and UK. An increase in equity market values has a positive impact on the ratio for all CUs with the exception of UK. UK Own Funds do increase but the SCR also increases significantly resulting in a decrease in UK solvency ratio. The non-linearity in SCR is owing to the equity hedges (put options) held in the General Account which are not symmetric between an equity up and down shock.

The Group is exposed to a decrease in interest rates. The asymmetry in the US interest rate movements arises from the set-up of required capital on the Fixed Annuity business in which increases in an upward interest rate sensitivity, but which is subject to a floor and therefore less sensitive to a downward interest rate sensitivity. The amount of interest rate risk capital changes under the scenarios based on the extent of asset liability mismatches under different interest rate levels. In rising interest rate scenarios bonds backing the annuity liabilities may need to be sold at their lower market values in order to fund higher anticipated annuity withdrawals. This reduces the cash flow available to fund the remaining policyholder contracts. The SCR in NL increases due to increased exposure as a result of lower interest rates.

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Credit spread sensitivities at Group level are mainly driven by movements in Aegon NL and the EIOPA VA. NL is exposed to a reduction in bond spreads since this leads to an increase to the liabilities (via the lower VA) and a widening of credit spreads (bonds and mortgages) on the asset side. In the non-government credit spreads sensitivity, the losses from the EIOPA VA are only partly offset by gains on the fixed income assets resulting in a net loss on Own Funds due to the spread duration mismatch. Since the contribution of government bond spreads is lower than the contribution of corporate bond spreads in the determination of EIOPA VA, the impact on liabilities of government spreads narrowing is lower. Hence, the impact of reduction in assets due to government bond spread widening is higher than the reduction in liabilities thereby reducing OF. In the US, we have included the impact of corporate credit spreads on the pension plan. Corporate spread widening results in gains from the rise in the discount rate being greater than the loss on plan assets.

Lower mortality rates increase the longevity exposed liabilities. The higher liability values decrease Own Funds in US and NL, as longevity is only partially hedged, and increase the SCR.

Rating agency ratings

Aegon’s objective is to maintain a very strong financial strength rating in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating units, and a strong credit rating for Aegon N.V.

Public ratings
Company public ratings as of June 30, 2019	S&P Global	Moody’s Investors Service	Fitch Ratings	A.M. Best

Financial strength ratings

Aegon USA	AA-	A1	A+	A+

Aegon NL	AA-	—	—	—

Aegon UK	A+	—	A+	—

Credit ratings

Aegon N.V. - Long-term issuer	A-	A3	A-	—

Aegon N.V. - Senior debt	A-	A3	BBB+	—

Aegon N.V. - Subordinated debt	BBB	Baa1	BBB-	—

Aegon N.V. - Restricted Tier 1	BBB-	Baa3	BB+	—

Aegon N.V. - Commercial paper	A-2	P-2	F2	—

* The S&P Global outlook for all ratings is negative. S&P Global placed all ratings on negative outlook on February 10, 2017 except Aegon UK. S&P Global placed Scottish Equitable PLC (Aegon UK) on negative outlook on May 22, 2015.

* The Moody’s outlook for all ratings is stable.

* The Fitch outlook for all ratings is stable.

* The A.M. Best outlook for all ratings is negative. A.M. Best placed the US financial strength ratings on negative outlook on May 5, 2017.

Internal capital management framework

In managing the capital adequacy of the group and its operating units, Aegon’s capital management framework is built on, among other things, managing capitalizations towards target capital management zones. The capitalization target range for Aegon Group is 150% - 200% Solvency II Capital Ratio.

Under Aegon’s capital management framework the following bottom end of the target capitalization ranges are the most relevant:

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Bottom end of capitalization target range

Aegon USA (Life entities)	350% RBC Company Action Level
Aegon the Netherlands	155% Solvency II Capital Ratio
Aegon United Kingdom	145% Solvency II Capital Ratio

Aegon reviewed its Solvency II target zone for the Netherlands following a change to the modeling of the dynamic volatility adjuster in the second half of 2018. This model change was made to align with the guidance from EIOPA, and resulted in increased credit sensitivities for Aegon the Netherlands. As a result, management decided to increase the bottom end of the target range from 150% to 155%.

The frequent monitoring of actual and forecast capitalization levels of both the Aegon Group and of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels. Aegon’s capital framework is based on several capital management zones in which escalating management actions are called for in a timely manner to ensure there is always adequate capitalization of both the Aegon Group and its operating units.

The capital management zones and the management interventions connected to these zones are set throughout the Group.

Minimum solvency requirements

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. For insurance companies in the European Union, Solvency II formally defines a lower capital requirement, the Minimum Capital Requirement (MCR). An irreparable breach of the MCR would lead to the withdrawal of the insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of 100% of the Authorized Control Level (ACL), which is 50% of the Company Action Level (CAL).

With the introduction of Solvency II for EEA countries, Aegon views these minimum regulatory capital requirements as the level around which regulators will formally require management to provide regulatory recovery plans. For the US insurance entities this is set at 100% Company Action Level (CAL) and for insurance companies in the European Union this is set at 100% SCR.

The minimum regulatory capital requirements, as viewed by Aegon, for its main operating units and the capitalization levels on June 30, 2019, are included in the following table:

Capital requirements	Minimum capital requirement	Actual capitalization	Excess over minimum capital requirement

100% Company Action Level
Aegon USA (Life entities) 1), 3)	(NAIC RBC CAL)	472% of combined CAL	€7.6 bln
Aegon the Netherlands 2), 3)	100% Solvency II SCR	152% Solvency II SCR	€1.9 bln
Aegon United Kingdom 3)	100% Solvency II SCR	165% Solvency II SCR	€1.1 bln

1 Capitalization for the United States represents the internally defined combined risk-based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States.

The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates

2 Excluding Aegon Bank

3 Please note, this reflects Aegon’s estimated Capitalization levels

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The capitalization level and shareholders’ equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, the operating units hold additional capital in excess of the levels of the minimum regulatory solvency requirements.

In practice – and for upstreaming purposes – Aegon manages the capitalization of its operating units towards the capitalization target ranges as identified in Aegon’s capital framework, that are in excess of the minimum regulatory requirements contained in the applicable regulations and in excess of the minimum requirements as mentioned in the table above.

Capital quality

Capital quality is a reflection of Aegon’s stability and ability to absorb future financial losses. Solvency II distinguishes between basic own funds and ancillary own funds. Aegon’s total own funds are comprised of Tier 1, Tier 2 and Tier 3 basic own funds. Aegon does not currently have ancillary own funds. Tier 1 basic own funds are divided into unrestricted Tier 1 items and restricted Tier 1 items. The latter category contains own fund items subject to the restrictions of article 82 (3) of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 own fund items. Based on agreements with its supervisory authorities, Aegon applies a fungibilty and transferability restriction with respect to charitable trusts within Aegon Americas, and a restriction equal to the own funds of Aegon Bank. These restrictions, applied to Aegon’s basic own funds, result in Aegon’s available own funds.

Tier 1	Tier 2	Tier 3
Unrestricted Tier 1 - Equity (Share capital and share premium) - Reconciliation reserve Restricted Tier 1 - Perpetual subordinated capital instruments with loss absorption	- Dated or perpetual subordinated capital instruments - With an original maturity of at least 10 years - Limited loss absorption - With suspension of payments and deferral of interest

- Dated or perpetual subordinated capital instruments

- With an original maturity of at least 5 years

- Limited loss absorption

- With suspension of payments and deferral of interest

- Net deferred tax assets

The table below shows the tiering of Aegon Group’s own funds as per June 30, 2019, based on the Solvency II PIM SCR.

	June 30, 2019		December 31, 2018
	Available	Eligible	Available	Eligible
	own funds	own funds	own funds	own funds

Unrestricted Tier 1	11,916	11,916	12,204	12,204
Restricted Tier 1	3,493	2,808	3,406	2,888
Tier 2	1,528	2,214	1,487	2,005
Tier 3	743	743	505	505
Total Tiers	17,679	17,679	17,602	17,602

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Aegon’s use of leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective use of capital and realizing capital efficiencies. In managing the use of financial and non-financial leverage throughout the group, Aegon has implemented a Leverage Use Framework that is part of Aegon’s broader Enterprise Risk Management framework.

Leverage metrics

In line with the guiding principles of its capital and liquidity management, Aegon N.V. monitors and manages several leverage metrics:

•     Gross financial leverage ratio;

•     Fixed charge coverage; and

•     Various rating agency leverage metrics.

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt. Aegon’s total capitalization consists of the following components:

•     Shareholders’ equity, excluding revaluation reserves, cash flow hedge reserves, based on IFRS as adopted by the EU;

•     Non-controlling interests and share options not yet exercised; and

•     Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of underlying earnings before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations, warehouse facilities, covered bonds and the use of FHLB facilities.

Funding and back-up facilities

The majority of Aegon’s financial leverage is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to the capital market in the United States is made possible by a separate shelf registration.

Aegon also has access to domestic and international money markets through its USD 2.5 billion commercial paper programs. On June 30, 2019, Aegon had EUR 54 million outstanding under these programs.

To support its commercial paper programs and need for Letters of Credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility that matures in 2023, and an additional LOC facility of USD 2.6 billion, which matures in 2021. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity, and committed and uncommitted LOC facilities.

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Liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands even under extreme conditions.

Liquidity is coordinated centrally and managed both at Aegon N.V. and at the operating unit level. Aegon maintains a liquidity policy that requires all operating units to project and assess their sources and uses of liquidity over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company, and that liquidity stress management plans are in place.

Sources and uses of liquidity

Liquidity in Aegon’s subsidiaries

Aegon’s operating units are primarily engaged in the life insurance and pensions business, which is a long-term activity with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position allows, to pay dividends to the holding.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating units in line with Aegon’s capital management and liquidity risk policies. In addition, the ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is also constrained by the need for these subsidiaries to remain adequately capitalized at the levels set by local insurance regulations, and as administered by local insurance regulatory authorities.

Aegon N.V.

At the holding company Aegon N.V., liquidity is sourced from internal dividends from operating units and through the capital markets. The main sources and uses of liquidity at the holding company Aegon N.V. are dividends from operating units, movements in debt, net expenses (including interest), funding operations, capital returns to shareholders, and the balance of acquisitions and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses cash flows from its operating units to pay for holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares.

When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating subsidiaries are subject to local insurance regulations that could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

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Aegon’s holding excess cash

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfill its cash obligations and maintain sufficient management flexibility to manage capital and liquidity support for Aegon’s operating units and external dividend stability, it is the Company’s policy that the holding excess cash position, including Aegon’s centrally managed (unregulated) holding companies, is managed to a target range of EUR 1.0 to 1.5 billion.

On June 30, 2019, Aegon held a balance of EUR 1.6 billion in excess cash at the holding, compared with EUR 1.3 billion on December 31, 2018. The increase of EUR 0.3 billion reflects the net impact of dividends from subsidiaries and capital injections in subsidiaries, divestments, net interest charges, holding expenses, debt issuance and redemption and capital returns to shareholders. Refinancing activities led to a temporary increase in holding excess cash of EUR 50 million.

Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

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Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o	Consequences of a potential (partial) break-up of the euro;
o	Consequences of the anticipated exit of the United Kingdom from the European Union;
o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
o

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

o

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Acts of God, acts of terrorism, acts of war and pandemics;
o	Changes in the policies of central banks and/or governments;
o

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

o	Customer responsiveness to both new products and distribution channels;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

o

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
o	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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